UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

DJ Gym Westchester, LLC

Legal status of Issuer:

      Form:

      LLC

      Jurisdiction of Incorporation/Organization:

      New York

      Date of Organization:

      November 1, 2019

Physical Address of Issuer:

208 East Hartsdale Avenue, Hartsdale, NY, 10530, United States

Website of Issuer:

https://www.hydrogenfitness.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Units of Membership Interests

Target Number of Securities to be Offered:

750,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$750,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

April 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 10

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$756,081	$341,465
Cash & Cash Equivalents	$76,092	$146,071
Accounts Receivable	$0	$0
Short-term Debt	$24,203	$324
Long-term Debt	$0	$0
Revenues/Sales	$135,872	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(428,767)	$(9,823)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 30, 2021

DJ Gym Westchester, LLC



Up to $1,070,000 of Units of Membership Interests

DJ Gym Westchester, LLC ("**Hydrogen Fitness**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $750,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Units of Membership Interests (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Company is offering the the Securities at a price of $1.00 for each Unit of Membership Interest at a premoney valuation of $5,000,000. We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Membership Interest Instrument, attached hereto as **Exhibit C**. Under the Subscription Agreement and Omnibus Membership Interest Instrument, Securities sold in this Offering will be deposited into a custodial account with Prime Trust, LLC, who will serve as the custodian and legal record holder (the "**Custodian**") for this Offering. Investors will be required to establish, or verify that they already have, established a custodial account with the Custodian in order to purchase Securities in this Offering.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141.00
Maximum Individual Purchase Amount (3)(4)	$107,000	$6,420	$100,580
Target Offering Amount	$750,000	$45,000	$705,000
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.hydrogenfitness.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/hydrogen-fitness.

The date of this Form C is November 30, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

DJ Gym Westchester, LLC is a high-end fitness club formed in New York as a limited liability company on November 1, 2019.

The Company is located at 208 East Hartsdale Avenue, Hartsdale, NY, 10530, United States.

The Company's website is https://www.hydrogenfitness.com.

The Company conducts business in New York.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://www.republic.co/hydrogen-fitness and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	750,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	5,750,000
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	6,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 [+]
Maximum Individual Purchase Amount	$107,000
Offering Deadline	April 30, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 23.

* The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected. Future non-essential business closures would significantly impact our ability to collect membership dues, personal training revenues and ancillary sales of goods.

The high level of competition in the health club and fitness industry could materially and adversely affect our business.

We operate in a highly competitive market, with multiple industry segments competing for consumers' share of the wallet allocated to fitness spend. While we operate specifically within the studio fitness category, we consider companies in the following key industry segments as potential competition: other studio fitness concepts; full-service health clubs; racquet, tennis, country and other athletic clubs; value-focused health clubs; and at-home fitness offerings, including digital fitness content. Competitors may attempt to copy our business model, or portions thereof, which could erode our market share and brand recognition and impair our growth rate and profitability. Competitors, including companies that are larger and have greater resources than us, may compete with us to attract members and qualified fitness trainers in our regions. Other studio fitness concepts may lower their prices or create lower-priced brand alternatives within our markets. Furthermore, due to the increased number of low-cost studio fitness alternatives, we may face increased competition if our membership pricing increases or if discretionary spending declines. In addition, as we expand into new markets, we may face competitive challenges penetrating those markets due to, among other factors, competitors who may already have a significant presence in those markets, consumer unfamiliarity with our brand and our own unfamiliarity with the health and fitness market in such regions. Current and future competition may limit our ability to attract new members and retain existing members and may limit our ability to attract and retain qualified fitness trainers, which in each case could materially and adversely affect our business, results of operations and financial condition.

The continued growth of on-demand fitness classes could adversely affect our business, results of operations and financial condition.

At home on-demand fitness classes offer the benefit of a user-selected workout at home where users have the ability to vary the types of workouts they do on a daily basis, if desired. Many on-demand fitness classes can also be live streamed, allowing real-time interactions, including coaching cues from the class instructor. As the availability and variety of on-demand fitness classes (including live streaming classes) continue to grow, our members' preferences may shift away from the in-studio experience, which is central to our business model, to at-home on-demand classes. Millennials, who represent one of the largest, most active demographic groups, in particular, may exhibit a shift in preference to on-demand fitness classes as they enter new life phases, such as parenthood, and, as a result, find new constraints placed on their free time. As such, on-demand workouts may become better suited for their lifestyles. In addition, the COVID-19 pandemic has accelerated the growth of and demand for at-home fitness classes, which may extend beyond the pandemic. If we fail to timely identify and effectively respond to any such shift in consumer preference, our business, results of operations and financial condition could be adversely affected.

We and our franchisees may be unable to attract and retain members, which would materially and adversely affect our business, results of operations and financial condition.

The success of our business depends on our and our franchisees' ability to attract and retain members. Our and our franchisees' marketing efforts may not be successful in attracting members to studios, and membership levels may materially decline over time, especially at studios in operation for an extended period of time. Members may cancel their memberships at any time after giving proper advance written notice, subject to an initial minimum term applicable to certain memberships. Our franchisees may also cancel or suspend memberships if a member fails to provide payment for an extended period of time. In addition, we experience attrition and we and our franchisees must continually engage existing members and attract new members in order to maintain membership levels. It is possible that a portion of our member base may not regularly use our studios and may cancel their memberships. Some of the factors that could lead to a decline in membership levels include, among other factors:

- changing desires and behaviors of consumers or their perception of our brand;
- government shutdowns, social distancing requirements, stay at home orders and advisories or any other restrictions or suggestions adopted my governmental authorities;
- changes in discretionary spending trends;
- market maturity or saturation;
- decline in our ability to deliver quality service at a competitive price;
- a failure to introduce new features, products or services that members find engaging;
- the introduction of new products or services, or changes to existing products and services, that are not favorably received;
- technical or other problems that affect the member experience;
- an increase in monthly membership dues due to inflation;
- direct and indirect competition in our industry;
- a decline in the public's interest in health and fitness; and
- a general deterioration of economic conditions or a change in consumer spending preferences or buying trends.

In order to increase membership levels, we may from time to time offer promotions or lower monthly dues or annual fees. If we are not successful in optimizing pricing or finding other ways to add memberships in new and existing studios, our membership levels may decrease, and in turn growth in monthly membership dues or annual fees may suffer, which will have an increasing impact on our financial results as we continue to move to a percentage of gross monthly studio revenue based franchise fee model. Any decrease in our average dues or fees or higher membership costs may materially and adversely impact our results of operations and financial condition. As a result of these factors, we cannot be certain that our membership levels will be adequate to maintain or permit the expansion of our operations. A decline in membership levels would have an adverse effect on our business, results of operations and financial condition.

Our business model relies on high quality customer service, and any negative impressions of our customer service experience may adversely affect our business and result in harm to our reputation.

We rely on high quality overall customer service across all of our products and services. Positive customer service experiences help drive a positive reputation, increased sales and minimization of litigation. Providing a high-quality customer experience is vital to our success in generating word-of-mouth referrals to drive sales and for retaining existing customers. The importance of high-quality support will increase as we expand our business and introduce new products and services. If we do not help our customers quickly resolve issues and provide effective ongoing support, our reputation may suffer and our ability to retain and attract customers, or to sell additional products and services to existing customers, could be harmed.

Increases in labor costs, including wages, could adversely affect our business, financial condition and results of operations.

The labor costs associated with our businesses are subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. From time to time, legislative proposals are made to increase the federal minimum wage in the U.S., as well as the minimum wage in a number of individual states and municipalities, and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Our employees may seek to be represented by labor unions in the future or negotiate additional compensation. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or if we fail to pay such higher wages, we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our visits. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations.

If we cannot maintain our culture as we grow, we could lose the innovation, teamwork, and passion that we believe contribute to our success and our business may be harmed.

We believe that a critical component of our success has been our corporate culture. We have invested substantial time and resources in building our culture, which is based on our core purpose that we are here to help people achieve their goals and lead healthy, fulfilling lives. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

The seasonal nature of our business could cause operating results to fluctuate.

We have experienced and continue to expect fluctuations in quarterly results of operations due to the seasonal nature of our business. The months of January to May result in the greatest retail sales due to renewed consumer focus on healthy living following New Year's Day, as well as significant subscriber enrollment around that time. This seasonality could cause the post combination company's share price to fluctuate as the results of an interim financial period may not be indicative of its full year results. Seasonality also impacts relative revenue and profitability of each quarter of the year, both on a quarter-to-quarter and year-over-year basis.

If we are unable to anticipate and satisfy consumer preferences and shifting views of health, fitness and nutrition, our business may be adversely affected.

The fitness industry is highly susceptible to changes in consumer preferences. Our success depends on our ability to anticipate and satisfy consumer preferences relating to health, fitness and nutrition. Our business is, and all of our workouts and products are, subject to changing consumer preferences that cannot be predicted with certainty. Consumers' preferences for health and fitness services and products, including the technology through which they consume these services and products, could shift rapidly to offerings different from what we offer, and we may be unable to anticipate and respond to such shifts in consumer preferences. It is also possible that competitors could introduce new products, services and/or technologies that negatively impact consumer preference for our workouts and products. In addition, developments or shifts in research or public opinion on the types of workouts and products we provide could negatively impact our business. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality health and fitness services. Our failure to effectively introduce new health and fitness services that are accepted by consumers could result in a decrease in revenue, which could have a material adverse effect on our financial condition and adversely impact our business.

Our customers and their children may be injured while engaging in activities in our facilities, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand, operating results and financial condition.

Our customers participate in a wide variety of physical activities in our facilities, including extreme sports and our sauna, which in many cases carry the risk of significant injury or death. Our customers may attend our facilities with their children, who may significant injury or death at our facilities. We may be subject to claims that users have been injured or harmed by or while engaging in activities in our facilities, including false claims or erroneous reports relating to safety, security or privacy issues, or that personal property has been damaged as a result of other customer's activities. Although we maintain insurance to help protect us from the risk of such claims, such insurance may not be sufficient or may not apply to all situations. In addition, if lawmakers or governmental agencies were to determine that the our facilities and equipment increase the risk of injury or harm to all or a subset of our users or should otherwise be restricted to protect consumers, they may pass laws or adopt regulations that limit the use of our products or increase our liability associated with the use of our products. Any of these events could adversely affect our brand, operating results and financial condition.

We rely on the creativity of our fitness instructors to generate class content. If we are unable to access or use our studios or if we are unable to attract and retain high-quality fitness instructors, we may not be able to generate interesting and attractive content for our classes.

Most of the fitness and wellness services offered in our facilities is provided by our fitness instructors. Any incident involving our facilities or our fitness instructions could our services inaccessible or unusable and could inhibit our ability to produce and deliver new fitness and wellness services for our customers. If we are unable to attract or retain creative and experienced instructors, we may not be able to generate satisfactory services on a scale or of a quality sufficient to grow our business. If we fail to produce and provide our customers with interesting and attractive content led by instructors who they can relate to, then our business, financial condition, and operating results may be adversely affected.

If we are unable to anticipate appropriate pricing levels for our fitness and wellness services, our business could be adversely affected.

If we are unable to anticipate appropriate pricing levels for our fitness and wellness services, whether due to consumer sentiment, brand perception, competitive pressure, or otherwise, our revenues and/or gross margins could be significantly reduced. Further, our decisions around the development of new products and services are in part based upon assumptions around pricing levels. If there is price compression in the market after these decisions are made, it could have a negative effect on our business.

Changes in how we market our products and services could adversely affect our marketing expenses and subscription levels.

We use a broad mix of marketing and other brand-building measures to attract customers. We use third-party social media platforms such as Facebook, Twitter, and Instagram, as marketing tools. As such platforms continue to rapidly evolve or grow more competitive, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media and advertising and marketing platforms. If we cannot cost effectively use these marketing tools, if we fail to promote our products and services efficiently and effectively, or if our marketing campaigns attract negative media attention, our ability to acquire new customers and our financial condition may suffer. In addition, an increase in the use of social media for product promotion and marketing may increase the burden on us to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products and services.

Our products and services may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. In particular, we believe that the COVID-19 pandemic and its resulting global macroeconomic impact may adversely affect consumer discretionary spending. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, including due to the COVID-19 pandemic, trends in consumer discretionary spending also remain unpredictable and subject to reductions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and services and consumer demand for our products and services may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products and services could have an adverse effect on our business, financial condition, and operating results.

Our products and services may be affected from time to time by design and manufacturing defects, real or perceived, that could adversely affect our business and result in harm to our reputation.

We offer complex exercise equipment that can be affected by design and manufacturing defects. Defects may also exist in components and products that we source from third parties. Any defects could make our products and services unsafe and create a risk of environmental or property damage and/or personal injury.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. Also, third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill its executive officers and key employees.

We are dependent on our executive officers and key employees These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will be required to purchase beneficial interests in the Securities in this offering using custodial accounts managed by Prime Trust, which may reduce an Investor's ability to trade or otherwise liquidate their position without incurring a fee.

The Company has elected to exclusively accept investment commitments in the offering through custodial accounts managed by the escrow agent, Prime Trust. Therefore, to make an investment commitment, a prospective Investor must make a custodial account, and maintain its good standing, with Prime Trust pursuant to a valid and binding custody account agreement and subscribe to the offering in a manner that appoints Prime Trust as their custodian and legal record holder of the Securities. While Investors will be able to receive a full refund if their consideration if they cancel their investment commitment, if the Investor wishes to transfer the any securities purchased in this Offering out of the Prime Trust custodial account, they may incur a fee.

In exchange for each individual Investor's commitment, Investors will receive a beneficial interest in the Omnibus Membership Interest Instrument, not our Membership Interests, and such Investor will not be a party to the Operating Agreement.

Upon acceptance of an individual Investor's subscription, such Investor will receive the right to an indirect economic interest in certain Membership Interest, to be represented by a pro rata beneficial interest in an Omnibus Membership Interest Instrument issued by the Company to the custodian designated therein, presently being Prime Trust, with Prime Trust, in its capacity as Custodian as legal record owner of the Membership Interest. The beneficial interest in the Omnibus Membership Interest Instrument does not entitle Investors, excluding Prime Trust as the custodian, to any voting, information or inspection rights with respect to the Company, or to otherwise become a party to the Operating Agreement or exercise any rights thereunder, aside from any disclosure the Company is required to make under relevant securities regulations, nor are Investors entitled to exchange the beneficial interest for Membership Interest. Investors should carefully review the Subscription Agreement for Omnibus Membership Interest Instrument to understand the risks inherent in this investment vehicle.

Investors Purchasing the Securities will have limited rights.

Upon executing the Subscription Agreement for Beneficial Interest in Omnibus Membership Interest Instrument Representing Economic Interest in the Securities (the "**Subscription Agreement**"), the Investor, as a holder of a beneficial interest in Omnibus Membership Interest Instrument shall have no (i) voting, information or inspection rights not explicitly provided by the Omnibus Membership Interest Instrument (or the Investor's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Membership Interest Instrument, or (ii) right to be deemed the legal record owner of the Securities for any purpose, nor will anything in such subscription agreement be construed to confer on the Investor any of the rights of a member of the Company or any right to vote for the election of managers or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Membership Interest Instrument.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Omnibus Membership Interest Instrument (and the Investor's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Investors will never be able to freely vote upon any manager or other matters of the Company. Where a statutory right to vote is provided by state law, the Custodian will vote the Membership Interests with the Members.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Membership transfers and withdrawals are restricted.

In addition to the limitations on transferability imposed by the application of federal and state securities laws, the Company's amended and restated operating agreement, dated as of January 1, 2021, as amended (the "**Operating Agreement**") imposes additional restrictions on the transfer of our membership interests. Pursuant to the Operating Agreement, holders of our membership interests or economic interest may not transfer any membership interests or economic interest in the Company or withdraw from the Company, without the written approval of members holding a majority interest, not including the transferring member.

Your ownership of the Securities will be subject to dilution.

Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other nonequity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial.

We have a controlling member whose interests may differ from those of our other members.

Approximately 50% of the voting power of our membership interests is controlled, directly or indirectly, by Jonathan Gutwein. He, for the foreseeable future, has influence over corporate management and affairs, as well as matters requiring member approval, and he will be able to, subject to applicable law and the voting agreement, participate in management and approval of significant corporate transactions. It is possible that the interests of Mr. Gutwein may in some circumstances conflict with our interests and the interests of our other members. This could influence his decisions.

The Operating Agreement contains various covenants, obligtaions and restrictions on the rights of the Members, including, without limitation, with respect to voting rights, distributions, capital accounts, administrative and management rights, annual and special meetings, expulsion, indemnification, non-competition, transfer restrictions, right of first refusal, continuation of the company, inspection, arbitration and liquidation, termination and dissolution of the Company.

The Operating Agreement contains various covenants, obligations, and restrictions on the rights of the Members, and you should carefully review the Operating Agreement to ensure your agreements to such covenants, obligations and restrictions.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Hydrogen Fitness provides a high-end fitness club experience for 1/3 of the cost of larger high-end gyms. There is a void for the mid market priced fitness facility. Our goal is to deliver a high-end experiencebut with a mid-level price range; the two do not need to be mutually exclusive. We offer cardio/strength equipment, classes, personal training, towel service & childcare at 1/3 the price of high end gyms.

Business Plan

Hydrogen Fitness generates it revenue primarily from membership dues and personal training. We also generate smaller revenues from snack, drink and clothing sales.

The Company's Products and/or Services

Product / Service	Description	Current Market
Platinum Membership	Our premier membership that is all access including 24 hour access, classes, towel service and all other features	Direct to fitness consumer market
Gold Membership	24 hour access to strength/cardio equipment	Direct to fitness consumer market
Personal Training	1 on 1 training with a certified fitness professional	Direct to fitness consumer market

Competition
The markets in which our services are sold are highly competitive. Our services compete against similar services of large and small gyms and health and fitness clubs, including well-known global competitors, such as: Equinox, Lifetime Fitness, 24 hour Fitness & New York Sports Clubs.

Customer Base

Our customers is comprised of a diverse group of health-conscious individuals of all ages and genders.

Supply Chain

The Company's main vendors are NYB, On Target Impressions and Instacart. The drinks, snacks and clothing we purchase are easily found from other sources if necessary.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6247114	HF HYDROGEN FITNESS	Design Mark	December 19, 2019	January 12, 2021	US

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$45,000	6%	$64,200
Buildout	40%	$300,000	40%	$428,000
Machinery	45%	$337,500	45%	$481,500
Soft Costs (labor)	9%	$67,500	9%	$96,300
Total	**100%**	**$750,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Buildout: The buildout includes changing flooring, wall coverings, lighting, electrical, plumbing and other building features. We have 2 classrooms, locker rooms, 2-3 offices, a front desk, a child care room in each of the facilities. A raw space would need to be completely configured to our specifications or a second generation space would need to be augmented to match our speficiations.

Machinery: Machinery is generally purchased from Life Fitness for roughly 90% of the equipment with Rogue, Nautilus and others making up the minority. It generally takes 4 months to procure the machinery and the order is placed simultaneous to the buildout so that the machinery arrives during the final stages of the buildout.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

MANAGERS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education

| Jonathan Gutwein | Managing Member & Founder | EGOpharma 2005-present, President (marketing & operations)

Hydrogen Fitness 2019-present (marketing & operations) | NYU Stern School of Business BS 1998-2002

Fordham Gabelli School of Business MBA 2006-2008 |
| Benjy Berger | Managing Member | President of Berger & Berger 1994-present | Yeshiva University, Bachelors, 1992 |

Biographical Information

Jonathan Gutwein: has owned a dietary supplement company since 2005. He has a bachelors in Marketing & International Business from NYU Stern School of Business and an MBA from Fordham in Marketing & Management

Benjy Berger: Real Estate Owner and Manager - President of Berger & Berger, is responsible for supervising the daily management operations at the company's properties located throughout Queens and Bronx, N.Y. In this role, he supervises each of the on-site management teams and spearheads marketing efforts at each of the buildings. He also serves in an executive administrator position for New Jersey properties.

OTHER KEY PERSONS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Andrew Pinon	General Manager	2019- Present: General Manager overseeing operations and Fitness Hydrogen Fitness

2018 – Present: General Manager for Powerhouse Gym | Westchester Community College 2011-2014

ACE Certification 2013

Crossfit Certification 2012

Strength & Conditioning Certification 2013 |

Biographical Information

Andrew Pinon has been a consummate fitness professional for the past decade. He has managed fitness clubs and had his own in home personal training business prior to coming to Hydrogen Fitness.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital interests consist of 10,000,000 units of membership interests. At the closing of this Offering, assuming only the Target Offering Amount is sold, 5,750,000 of the Membership Interests will be issued and outstanding.

Outstanding Membership Interests

As of the date of this Form C, the Company's outstanding Membership Interests consists of:

Type	Membership Interests
Amount Outstanding	5,000,000 units of Membership Interests.
Par Value Per Share	None
Voting Rights	Each holder of record of Membership Interests is entitled to one vote in person or by proxy for each membership interest.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Membership Interests which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no outstanding options, Safes, convertible notes or warrants.

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding, except that in September 2021, Jonathan Gutwein and Benjy Berger loaned the Company $25,000 and $12,500, respectively, to pay for repairs arising from flood damage to the Company's facilities. The loans have no maturity date or stated interest rate. The Company expects to be reimbursed approximately $50,000 from proceeds from insurance coverage held by the landlord of the property, which proceeds will be used to repay such loans to Mr. Gutwein and Mr. Berger.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jonathan Gutwein	2,500,000 units of Membership Interests	50%

| Benjy Berger | 1,600,000 units of Membership Interests | 32% |

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

DJ Gym Westchester, LLC (the "**Company**") was incorporated on November 1, 2019 under the laws of the State of New York, and is headquartered in Hartsdale, NY.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

As of October 31, 2021 the Company had an aggregate of $22,680.14 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily at $1.00 which implies a pre-money valuation of $5,000,000.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	$175,964	2,500,000 units of Membership Interests	General business purposes	January 1, 2019	Section 4(a)(2)
Membership Interests	$112,000	1,600,000 units of Membership Interests	General business purposes	January 1, 2019	Section 4(a)(2)
Membership Interests	$63,000	900,000 units of Membership Interests	General business purposes	January 1, 2019	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: In September 2021, Jonathan Gutwein and Benjy Berger loaned the Company $25,000 and $12,500, respectively, to pay for repairs arising from flood damage to the Company's facilities. The loans have no maturity date or stated interest rate. The Company expects to be reimbursed approximately $50,000 from proceeds from insurance coverage held by the landlord of the property, which proceeds will be used to repay such loans to Mr. Gutwein and Mr. Berger.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $750,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Membership Interests (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 30, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $107,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C, the Subscription Agreement and the Omnibus Membership Interest instrument attached as Exhibit C, in conjunction with the following summary information. Capitalized but undefined terms set forth below shall have the meaning ascribed to them in the Operating Agreement, which is attached to the Subscription Agreement.

THE FOLLOWING ARE MATERIAL PROVISIONS OF THE COMPANY'S OPERATING AGREEMENT WHICH THE CUSTODIAN, AS THE LEGAL OWNER OF RECORD OF THE SECURITIES, WILL NEED TO AGREE TO ON BEHALF OF THE INVESTORS. EACH INVESTOR ACKNOWLEDGES THAT IT IS NOT CONSIDERED A "MEMBER" FOR PURPOSES OF THE OPERATING AGREEMENT AND INSTEAD IS AUTHORIZING THE CUSTODIAN, AS LEGAL OWNER OF RECORD OF THE SECURITIES, TO ACT AS A MEMBER ON THEIR BEHALF SUBJECT TO THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT.

AS SUCH, ANY REFERENCE TO "MEMBER" IN THE FOLLOWING PROVISIONS, OR OTHERWISE IN THIS FORM C, APPLIES ONLY TO THE CUSTODIAN, AS THE LEGAL OWNER OF RECORD OF THE SECURITIES. FOR THE AVOIDANCE OF ANY DOUBT, THE FOLLOWING PROVISIONS ARE INTENDED TO PROVIDE EACH INVESTOR WITH AN OVERVIEW OF THE TERMS AND CONDITIONS OF THE OPERATING AGREEMENT AND NOT TO IDENTIFY THE RIGHTS, DUTIES AND OBLIGATIONS OF THE INVESTOR.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Members' Capital Contributions

Each Member shall have contributed and shall contribute such cash, property or services as agreed by the Members and set forth in the Company's books and records, as each such Member's respective share of the Company's Capital Contributions.

Additional Contributions

Except as set forth in Section 7.1 of the Operating Agreement, no Member shall be required to make any Capital Contribution. The Members may, by Majority Vote, determine from time to time that additional Capital Contributions are necessary or appropriate in connection with the conduct of the Company's business (including without limitation, expansion or diversification or to meet operating deficits). In such event, the Members shall have the obligation to contribute such additional Capital Contributions on a pro rata basis in accordance with their Company Interests as determined by a Majority Vote of the Member.

Capital Accounts

(a) A separate Capital Account will be maintained for each Member. In general, each Member's Capital Account will be: (i) increased by (a) the amount of money contributed by such Member to the Company; (b) the agreed fair market value of property or services contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); and (c) allocations to such Member of Net Profits and; (ii) decreased by (a) the amount of money distributed to such Member by the Company; (b) the fair market value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); and (c) allocations to the account of such Member of Net Losses. Capital Accounts will be maintained in accordance with the requirements of 704(b) of the Code and the Treasury Regulations promulgated thereunder.

(b) In the event of a permitted sale or exchange of a Membership Interest or an Economic Interest in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Membership Interest or Economic Interest in accordance with Section 1.701(b)(2)(iv) of the Treasury Regulations.

(c) Upon liquidation of the Company (or the Member's Membership Interest or Economic Interest Owner's Economic Interest), liquidating distributions will be made in accordance with the positive Capital Account balances of the Members and Economic Interest Owners, as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs. Liquidation proceeds will be paid within sixty days of the end of the taxable year (or, if later, within 120 days after the date of the liquidation). The Company may offset damages for breach of this Operating Agreement by a Member or Economic Interest Owner whose interest is liquidated (either upon the withdrawal of the Member or the liquidation of the Company) against the amount otherwise distributable to such Member.

(d) Except as otherwise required in the New York Act (and subject to Section 7.1 and 7.2), no Member or Economic Interest Owner shall have any liability to restore all or any portion of a deficit balance in such Member's or Economic Interest Owner's Capital Account.

Distributions

Except as provided in Section 7.3(c) of the Operating Agreement, all distributions of cash or other property shall be made to the Members pro rata in proportion to the respective Company Interests of the Members on the record date of such distribution. No Member shall have the right to demand and receive property other than cash irrespective of the nature of his Capital Contribution. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member or Members pursuant to Section 8.2 of the Operating Agreement.

Allocation of Profits and Losses.

The Net Profits and Net Losses of the Company for each Fiscal Year will be allocated to the Members in accordance with the percentage allocations set forth in Exhibit A of the Operating Agreement and in compliance with applicable tax law.

Limitation Upon Distributions.

No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company, except liabilities to Members on account of their contributions.

Interest On and Return of Capital Contributions.

No Member shall be entitled to interest on, or to the return of, such Member's Capital Contribution, except as otherwise specifically provided for herein.

Loans to Company.

Nothing in the Operating Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company, which loans shall automatically be deemed to be personally and jointly and severally guaranteed by all Members in accordance with their Membership Interests (including the Membership Interests of the Member owed such sum(s) pursuant to such loan(s), and such loan(s) shall be deemed to be secured by all assets of the Company and the proceeds and products thereof.

No Right to Distribution.

Anything in the Operating Agreement or in the New York Act to the contrary notwithstanding, no Member shall be entitled to receive any distribution of money or other property in excess of $1.00 by reason of such person ceasing to be a Member, except (i) upon dissolution of the Company, or (ii) upon affirmative vote or written consent of Members, other than such former Member, holding a Majority Interest. Subject to Section 7.4 of the Operating Agreement, Members receiving Distributions shall be paid in accordance with their respective Ownership Percentages shown on Exhibit A, as same may be amended from time to time.

Transferability

(a) Except as otherwise set forth herein, without the consent required herein, neither a Member nor an Economic Interest Owner shall have the right to:

(i) sell, assign, transfer, pledge, hypothecate, exchange or otherwise transfer for consideration, (collectively, "sell"), or

(ii) gift, bequeath or otherwise transfer (whether or not for consideration and/or by operation of law, except in the case of bankruptcy) all or any part of its Membership Interest or Economic Interest without the vote or written consent of Members holding a Majority Interest, not including the transferring Member.

(b) Except as otherwise set forth herein, no Transfer of any Membership Interest shall be permitted without written approval of 100.0% of all Membership Interests.

Transferee Not Member in Absence of Consent of Holders of Majority

(a) Except as set forth in Section 10.2(c) of the Operating Agreement, notwithstanding anything contained herein to the contrary (including, without limitation, Section 10.2 of the Operating Agreement), if approval of a Transfer requires approval of the Members as othetwise provided herein, if Members holding a Majority Interest, including the Transferring Member, do not approve, by written consent, of the proposed sale or gift of the Transferring Member's Membership Interest or Economic Interest to a transferee or donee which is not a Member immediately prior to the sale or gift, then the proposed transferee or donee shall have no right to participate in the management of the business and affairs of the Company or to become a Member. The transferee or donee shall be merely an Economic Interest Owner. No transfer of a Member's interest in the Company (including any transfer of the Economic Interest or any other transfer which has not been approved by written consent of the Members holding a Majority Interest, not including the Transferring Member) shall be effective unless and until written notice (including the name and address of the proposed transferee or donee and the date of such transfer) has been provided to the Company and the non-transferring Members.

(b)   Upon and contemporaneously with any sale or gift of a Transferring Member's Economic Interest in the Company which does not at the same time transfer the balance of the rights associated with the Economic Interest transferred by the Transferring Member (including, without limitation, the rights of the Transferring Member to participate in the management of the business and affairs of the Company), the Company shall purchase from the Transferring Member, and the Transferring Member shall sell to the Company for a purchase price of $1,000.00, all remaining rights and interests retained by the Transferring Member which immediately prior to such sale or gift were associated with the transferred Economic Interest.

(c)   Notwithstanding any other provision of this Agreement, the parties acknowledge that Rona Mines Abish (a/k/a/ Rona Abish ("Rona")) obtained a loan from Benjy Berger that facilitated Rona's contributions of capital to the Company contemplated herein and that if Rona fails to repay such loan in accordance with its terms, Benjy Berger shall have remedies that include ownership of Rona's interests hereunder. Notwithstanding any other provision of this Agreement, including Section 10.2(a) hereinabove, such loan and any remedies exercised by Benjy Berger thereunder shall be permitted hereunder, shall not constitute a default by any party to this Agreement, and, if Rona defaults on such loan, shall entitle Benjy Berger to exercise his remedies under such loan and become a member in Rona's place.

Sale of All or a Substantial Portion of the Company's Assets or All of the Company's Interests.

At any time after six (6) months after the date hereof, upon a vote of fifty percent (50%) of the Membership Interests, if one or more members ("Selling Member") desire that the Company sell all orsubstantially all of the Company's assets, or all of the Company's Interests, to a third party pursuant to a bona fide offer to purchase, the following shall apply:

(a)   The Selling Member shall submit a complete copy of the Offer to other Members (the "Other Members"), including the name of the proposed purchaser, the price and paymentterms and all other terms and conditions of the third party offer (the "Offer").

(b)   Each Other Member shall have the right for sixty (60) days from the receipt ofthe Offer to purchase on the terms and conditions set forth in the Offer a pro-rata portion of the Company's Assets in the proportion that the Percentage Interest of such Other Member bears to the Percentage Interests of all Other Members.

(c)   In the event any Other Member does not exercise its option to purchase its portion of the Company's assets, each Other Member who has exercised such option shall have the right for an additional sixty (60) days to purchase his pro rata portion of the unpurchased Company's Assets inthe proportion that such Other Member's Percentage Interest bears to the Percentage Interests of all Other Members exercising the option.

(d)   If the Other Members agree to purchase all (but not less than all) of the Company's Assets, then the Selling Member and the Other Members shall close the purchase upon the terms and conditions of the Offer within sixty (60) days after the purchasers are determined (or, if later, the closing date set forth in the Offer).

(e)   If the Other Members fail to consummate such purchase within the time period set forth above, then the Company shall consummate the sale pursuant to the terms of the Offer so long as (i) the purchaser is the proposed purchaser named in the Offer (or is an entity having at least 50% common ownership with such proposed purchaser, (ii) the price, payment and other te1ms are the same asthose set forth in the Offer, and (iii) the closing occurs on or before the date set forth in the Offer or, if later, sixty (60) days after the Other Members have failed to agree to purchase all of the Company's Assets. In the alternative, the Other Members may purchase all of the Selling Member's Membership Interest in the manner described in Section 10.4 hereinabove, in lieu of purchasing all of the Company's Assets, so long as the consideration paid to the Selling Member is equal to the consideration that the Selling Member would receive under Section 10.4 of the Operating Agreement.

(f)   All parties shall pay their own respective legal fees in connection with effectuating the provisions of Section 10.4 of the Operating Agreement, with Company responsible for paying legal fees in connection with drafting of any required purchase money notes and documents collateralizing suchnote(s).

Termination of a Member.

Except as otherwise set forth in the Operating Agreement, the Termination of a Member may be effectuated only by (i) approval of a Majority Vote of the Members, (ii) Arbitration under the rules of the American Arbitration Association, (iii) the insanity or incompetence of a Member (iv) or a final judgment or decree by a court of competent jurisdiction.

Additional Members

From the date of the formation of the Company, any person or entity acceptable to Members holding (i) a Majority Interest, if the Company has more than 8 Members, or (ii) if the Company has eight or fewer Members, a Majority Vote, by their written consent may become a Member in the Company either by the issuance by the Company of Membership Interests for such consideration as Members holding a Majority Interest by their written consent shall determine, or as a transferee of a Member's Membership Interest or any portion thereof, subject to the terms and conditions of this Operating Agreement. No new Members shall be entitled to any retroactive allocation oflosses, income or expense deductions incurred by the Company. The Members may, at their option, at the time a Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro-rata allocations of loss, income and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations promulgated thereunder.

Dissolution

(a)   The Company shall be dissolved and its affairs shall be wound up upon the happening of any of the first to occur of the following:

(i)   at the time specified in its Articles of Organization;

(ii)   written consent of Members holding at least a Majority Interest; or

(iii)   an Event of Dissociation of a Member, unless there are at least two remaining Members and the business of the Company is continued by the written consent of remaining Members holding a Majority Interest within 90 days after the Event of Dissociation, and

(iv)   entry of a decree of final dissolution under the New York Act.

The Members may, within the 60 days after the occurrence of an Event of Dissociation, consent, in writing, to continue the business of the Company.

(b)   Notwithstanding anything to the contrary in this Operating Agreement, if a Member or Members owning Company Interests which in the aggregate constitute not less than two-thirds of the Company Interests vote or consent in writing to dissolve the Company, then all of the Members shall agree in writing to dissolve the Company as soon as possible (but in any event not more than 10 days) thereafter.

(c)   As soon as possible following the occurrence of any of the events specified in Section 12.1 of the Operating Agreement effecting the dissolution of the Company, the Members shall proceed to wind up the Company's business in accordance with the New York Act.

(d)   Except as expressly permitted in this Operating Agreement, a Member shall not voluntarily resign or take any other voluntary action which directly causes an Event of Dissociation. Unless otherwise approved in writing by Members owning a Majority Interest, a Member who resigns (a "Resigning Member") or whose Membership Interest is otherwise terminated by virtue of an Event of Dissociation, regardless of whether such Event of Dissociation was the result of a voluntary act by such Member, shall not be entitled to receive any distributions to which such Member would not have been entitled had such Member remained a Member. Except as otherwise expressly provided herein, a Resigning Member shall become an Economic Interest Owner. Damages for breach of Section 12.l(d) of the Operating Agreement shall be monetary damages only (and not specific performance), and such damages may be offset against distributions by the Company to which the Resigning Member would otherwise be entitled.

Arbitration

Any and all disputes hereunder shall be the subject of binding arbitration proceeding held in accordance with the rules of the American Arbitration Association, with the arbitration to be held in Westchester County, New York, except that the arbitration shall be conducted by one (1) arbitrator. The decision of such arbitrators shall be conclusive and binding upon all Members and shall not be subject to appeal. The Members shall pay their own legal fees and arbitration costs and shall equally pay the costs and fees of the arbitrator; provided, however, that the arbitrators shall have the power to rule that (i) the prevailing party's costs and reasonable legal fees shall be paid by the non-prevailing party and/or (ii) the non-prevailing party shall pay all or a portion of the costs and fees of the arbitrators. Factors to be considered by the arbitrators in determining whether costs and/or fees should be paid in such a different proportion shall include whether a Member breached any duties to the Company or other Member the Company or if a party acted in bad faith, in clear violation of this Agreement or applicable law, and/or with gross negligence and/or in an intentionally wrongful or malicious manner.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Investor's interest in the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer any interest in the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jonathan Gutwein *jonathan gutwein*
(Signature)

Jonathan Gutwein
(Name)

Managing Member
(Title)

11/30/2021

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jonathan Gutwein *jonathan gutwein*
(Signature)

Jonathan Gutwein
(Name)

Managing Member
(Title)

11/30/2021
(Date)

/s/ Benjy Berger
(Signature)

Benjy Berger
(Name)

Managing Member
(Title)

11/30/2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

DJ Gym Westchester, LLC
(unaudited financial statements)
For the Years Ended December 31, 2020 and 2019
With Independent Accountant's Review Report

DJ GYM WESTCHESTER, LLC

Financial Statements

For the Years Ended December 31, 2020 and 2019

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
DJ Gym Westchester, LLC.
Hartsdale, New York

I have reviewed the accompanying financial statements of DJ Gym Westchester, LLC, dba Hydrogen Fitness which comprises the balance sheets as of December 31, 2020 and 2019, and the related statements of income, changes in members' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
November 6, 2021

(This page intentionally left blank.)

DJ Gym Westchester, LLC

Balance Sheets

	December 31,	
	2020	**2019**
Assets		
Current assets:		
Cash and cash equivalents	$ **76,092**	$ 146,071
Inventory	**2,339**	-
Prepaid expenses	**1,610**	-
Total current assets	**80,041**	146,071
Fixed Assets:		
Equipment	**444,825**	130,549
Furniture	**5,262**	-
Leasehold improvements	**276,933**	40,780
Less accumulated depreciation and amortization	**(73,785)**	-
Net fixed assets	**653,235**	171,329
Other Assets:		
Security Deposits	**22,805**	22,565
Escrow	**-**	1,500
Total assets	$ **756,081**	$ 341,465
Liabilities and Members' Equity		
Current liabilities:		
Credit card payable	**4,498**	324
Accrued payroll	**4,425**	-
Paycheck Protection Program Loan *(note2)*	**15,280**	-
Total current liabilities	**24,203**	324
Long-term obligations	**-**	-
Total liabilities	**24,203**	324
Commitments and Contingencies *(note 5)*		
Members' equity:		
Rona Abish	**131,565**	61,232
Benjy Berger	**233,891**	108,856
Jonathan Gutwein	**366,422**	171,053
Total members' equity	**731,878**	341,141
Total liabilities and members' equity	$ **756,081**	$ 341,465

See Independent Accountant's Review Report.

DJ Gym Westchester, LLC

Statements of Operations

	December 31,	
	2020	**2019**
Sales Revenue *(note 3)*		
Membership income	**$ 92,866**	$ -
Rental income	**370**	-
Sales-proshop	**41,127**	-
Sales-Vending machine	**1,509**	-
Net Sales	**135,872**	-
Expenses:		
Advertising and marketing	**68,192**	1,313
Amortization	**13,847**	-
Auto expense	**209**	-
Bank charges	**180**	80
Charitable contribution	**200**	-
Depreciation	**59,938**	-
Dues and subscription	**1,910**	1,468
Insurance	**34,633**	-
Job supplies	**42,378**	475
Legal and professional fees	**11,585**	1,387
Office expense	**32,220**	2,678
Payroll expenses	**220,312**	-
401-k	**5,406**	-
Meals and Entertainment expenses	**140**	-
Rental expenses	**34,740**	-
Repair and maintenance	**13,863**	-
Utilities	**25,109**	20
Website services	**1,777**	2,402
Total operating expenses	**566,639**	9,823
Operating Loss	**(430,767)**	(9,823)
Other income		
Economic disaster loan	**2,000**	-
Total other income	**2,000**	-
Net loss	**$ (428,767)**	**$ (9,823)**

See Independent Accountant's Review Report

DJ Gym Westchester, LLC

Statements of Changes in Members' Equity

	Rona Mines Abish (18%)	Benjy Berger (32%)	Jonathan Gutwein (50%)	Total Members' Equity
Balance at January 1, 2019	$ -	$ -	$ -	$ -
Plus: Member's contributions	63,000	112,000	175,964	350,964
Less: Net Loss	(1,768)	(3,144)	(4,911)	(9,823)
Balance at December 31, 2019	$ 61,232	108,856	171,053	$ 341,141
Plus: Member's contributions	147,511	262,241	409,752	819,504
Less: Net Loss	(77,178)	(137,206)	(214,383)	(428,767)
Balance at December 31, 2020	$ 131,565	233,891	366,422	$ 731,878

See Independent Accountant's Review Report.

DJ Gym Westchester, LLC

Statements of Cash Flows

	December 31,	
	2020	**2019**
Operating activities		
Net income	**$ (428,767)**	$ (9,823)
Add: Depreciation and amortization	**73,785**	-
Increase in inventory	**(2,339)**	-
Increase in prepaid expenses	**(1,610)**	-
Increase (decrease) in security deposit/escrow	**1,260**	(24,065)
Increase in credit card payables	**4,174**	324
Increase in accrued payroll	**4,425**	-
Increase in payroll protection loan	**15,280**	-
Net cash used by operating activities	**(333,792)**	(33,564)
Investing activities		
Leasehold Improvements	**(236,153)**	(40,780)
Property and equipment	**(319,538)**	(130,549)
Net cash used in investing activities	**(555,691)**	(171,329)
Financing activities		
Proceeds from capital contribution	**819,504**	350,964
Net cash provided by financing activities	**819,504**	350,964
Net (decrease) increase in cash and cash equivalents	**(69,979)**	146,071
Cash and cash equivalents at beginning of year	**146,071**	-
Cash and cash equivalents at end of year	**$ 76,092**	$ 146,071

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report.

DJ Gym Westchester, LLC
Notes to Financial Statements
December 31, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

DJ Gym Westchester, LLC, dba Hydrogen Fitness (the Company) (DJ Gym) was formed on December 12,2019 and is a New York state development stage limited liability company. The financial statements of DJ Gym, (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hartsdale, New York.

Hydrogen Fitness is Hartsdale and Lower Westchester's brand new, premiere fitness facility. We offer a 80 plus wide array of classes a week (including Zumba, Yoga, Spin, Bootcamp, TRX etc…) as well as a full line of state-of the-art cardio and strength equipment.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise. These adverse conditions could affect the Company's financial condition and the results of its operations.

During the next 12 months, the Company intends to operate (acquire and train staff) largely with funding from founders, and our Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

See Independent Accountant's Review Report.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-year convention method over the estimated useful lives of the assets, which for furniture and fixtures, equipment and leasehold improvements ranges primarily from seven to ten years. Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

2. Paycheck Protection Program

On May 12, 2020, the Company received loan proceeds of $15,280 under the Paycheck Protection Program (the "PPP"). The PPP, which was established as part of the coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times certain average monthly payroll expenses of the qualifying business. The loan and accrued interest, or a portion thereof, may be forgiven after 24 weeks ("applicable period") so long as the borrower uses the loan proceeds for eligible purposes including payroll, benefits, rent, mortgage interest, and utilities, and maintains its payroll levels as defined by the PPP. At least 60% of the loan proceeds must be spent on payroll costs, as defined by the PPP for the loan to be eligible for forgiveness. The amount of loan forgiveness will be reduced by any amounts received by the Company as an advance as part of the Economic Injury Disaster Loan ("EIDL") program, made available through the U.S. Small Business Administration, that is ultimately converted to a grant. The PPP loan matures five years from the date of the first disbursement of proceeds to the company (the "PPP Loan Date") and accrues interest at a fixed rate of 1%. Payments are deferred for the first six months and are payable in 54 equal consecutive monthly installments of principal and interest commencing upon the expiration of the deferral period of the PPP Loan Date.

See Independent Accountant's Review Report.

The Company has used the proceeds for purposes consistent with the PPP; and accordingly, has met the conditions and is expecting for the forgiveness of the loan.

3. Sales Revenue

Opening of the gym was delayed from April 1 to August 24th due to NY State mandate on gym operations during Covid-19, accordingly revenue is based on only 4 months of 2020.

4. Income Taxes

At year-end, the Company has retained its election to be taxed as a partnership for federal and state tax purposes. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

5. Commitments and Contingencies

Company has signed a lease agreement for a new facility, the commencement date for which is December 12, 2019. For year 2020, rent was forgiven and only 50% of real estate taxes and insurance was charged and it will continue at least until June 30, 2021. A summary of the lease commitments under non-cancelable operating leases at December 31, 2020, is as follow:

Year ending December 31:	
2021	$ 100,800
2022	201,600
2023	201,600
2024	205,632
2025	209,722
2026 and later	881,683
	$ 1,801,037

Tenant shall pay Landlord as additional rent the sum of 76% of Landlord's insurance expense on Tax Lot 8.300-229-7. Landlord represents to Tenant that the demised premises comprise

See Independent Accountant's Review Report.

approximately 76% of the net rentable square footage of Building and that the total so-called "additional rent" estimated to be charged to Tenant based on the current Building expenses and taxes does not exceed $12.01 per rentable square foot per year.

Provided Tenant shall have duly performed all of the agreements, terms and conditions herein set forth and provided tenant shall give landlord notice in writing of its election to renew the within lease not later than nine (9) months prior to the termination of initial term or any renewal term of this lease, landlord hereby grants TENANT two (2) five-year options to renew this lease:

(i)   The term of the First (5) year option shall commence on January 1, 2029 and terminate on December 31, 2034.

(ii)   (ii) The term of the Second (5) year option shall commence on January 1, 2034 and terminate on December 31, 2039.

6. Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

During the years ended December 31, 2020 and 2019, the Company had net losses of approximately $428,767 and $9,823, respectively, due to Covid-19 and launching a new business. The Company continues to develop its sales and marketing capabilities, with additional funding required to support operations.

To date, the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and consistently achieve positive cash flows is uncertain and is contingent upon several factors, including continuing to decrease customer acquisition costs, getting more customers in the pipeline, and increasing margin on sales. These uncertainties may cast doubt upon the Company's ability to continue as a going concern.

The Company has raised and will continue to raise additional capital through equity offerings in 2021. These raises, if implemented, would provide equity funding necessary to build sales and marketing to capture more recurring revenue. Additionally, the Company believes it will continue to be supported by its existing shareholders, and potentially by new investors as well.

See Independent Accountant's Review Report.

4. Subsequent Event

Management has evaluated subsequent events through November 6, 2021, the date on which the financial statements were available to be issued.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Hydrogen Fitness

Logo	

Headline	Expensive gym look and feel, for 1/3 of the cost

Slides	

Tags	B2C, Fitness, Tech-free, Subscription, Coming soon, Startups, Local

Pitch text	**Summary**

- Brand new premiere fitness facility—Hartsdale, NY & Lower Westchester, NY
- 750 members since opening
- 4.8/5 rating on Google and 75+ reviews, as of August 2021
- Annual and monthly memberships starting at $44.99
- Open 24 hours, every day, including holidays!
- Franchising planned for concept once 3 locations are live
- June 2021—first profitable month

Problem

Gyms aren't delivering what people need

Gyms aren't delivering what people need when it comes to lifestyle and exercise, particularly during COVID-19. More and more people are looking for an alternative fitness center that delivers in all areas—quality, cleanliness, dynamic classes, childcare, and options for fitness at all levels—without the high-end prices of most luxury gyms.

Solution

A new fitness concept

Hydrogen Fitness is a new fitness concept **designed for a COVID-19 environment** in the Hartsdale/Scarsdale area as well as Lower Westchester, NY. We offer the premium aspects of an Equinox environment—including classes, towel services, and childcare—for **1/3 of the cost**.

Each gym is equipped with **state-of-the-art equipment**, as well as **experienced instructors and personal trainers** that are available to members.


HYDROGEN
FITNESS

Conveniently Located

100+ Hours of Cleaning Every Week

Variety of Strength and Cardio Equipment

Locally Owned

Classes for Every Fitness Level

Low Monthly Membership Fee

Product

Hydrogen Fitness offers 40+ classes, personal training, and other benefits

Hydrogen Fitness allows clients to get back into their fitness routine with **brand new equipment**, **11K square feet of hygienic gym space**, and **immediate staff on hand**. Whether clients are after a clean gym with brand new equipment or amenities like **childcare** and **towel service**, Hydrogen Fitness accommodates a wide spectrum of possibilities.

Our gym offers a full range of **fitness options for all levels.** We'll offer **80+ classes a week** in the near future, including **Zumba, Yoga, Spin, Boxing Bootcamp, TRX, and more**. All of this is available 24 hours a day, every day of the year, including holidays!



We also **offer an app** that provides class schedules, social media interaction, fitness goals, and in-club challenges. The app even syncs with many of the popular fitness tracking devices and fitness apps on the market.

Traction

First location saw 775 members during COVID

Hydrogen Fitness's first location in Hartsdale, NY opened on August 24th, 2020, and within **11 months we grew to 750 members— all during COVID**! We targeted Hartsdale due to the close proximity to the Metro North Train Station and Manhattan, plus its position in a high-income location with an **HHI of $250K**.

Customers

From fitness enthusiasts to beginners, you'll find a class you love

Our location is **perfect for commuters.** We are located across the street from the Metro North Train Station, which shuttles passengers to Midtown Manhattan in just 30 minutes or less. We also serve the retired population that surrounds our facility in the dense multi-family buildings that line the street.

One of our core tenets is **making fitness accessible to people of all ages, levels, and interests**. To facilitate this goal, we've hired **experienced instructors** who lead classes across **virtually all types of fitness**.

Our clients have praised our cleanliness and thorough approach— not only to their personal health, but also their personal safety. We have a **rating of 4.8/5 on Google** and 75+ reviews.

TESTIMONIALS



PINA BONAMICI



Brand new gym with state of the art equipment, the staff is amazing and friendly and great music playing all day.



SEAMUS OWENS



I'm very happy with the new gym. It has clean and new equipment. Easy to access with lots of options for a workout.



BRIDGET MCGOVERN



The gym is constantly being cleaned and disinfected whenever I am there, and the equipment is brand new and amazing!

Business Model

Annual or monthly memberships

Members can choose between monthly or annual memberships, and select one of the two plans listed below. All new membership agreements have a **$59.99 yearly maintenance fee** and a **$99.99 initiation fee**. There's a **$10 additional fee** for month-to-month

memberships that can be canceled at any time.



Annual Membership

$44.99/mo.

Annual Gold Membership

- 24 HOUR ACCESS
- ACCESS TO FACILITY AND ALL MACHINERY
- 12 MONTH CONTRACT

JOIN NOW

$54.99/mo.

Annual Platinum Membership

- 24 HOUR ACCESS
- ACCESS TO FACILITY AND ALL MACHINERY
- UNLIMITED CLASSES PER WEEK
- CHILDCARE
- TOWEL SERVICE
- 12 MONTH CONTRACT

JOIN NOW

Market

Gyms generated $96.7B+ in 2020

The global gym industry serves more than **184M gym members**. In 2020, the global market grew to **$96.7B+**.

In the US, **membership fees comprise 60%+ of the overall health and fitness industry revenue**.

Competition

Offering premier gym luxuries at a lower cost

Hydrogen Fitness is competing with corporate gyms within the area on both ends of the expense spectrum—from Equinox at $180/month, to Planet Fitness at $9.99/month. Our competitive advantage is the **combination of premier luxuries** like **a plethora of class offerings, childcare, towel service,** and **extreme cleanliness**, at a much **lower cost** than any other club with similar amenities.



HYDROGEN FITNESS STACKS UP

Information as of 08/03/2021

	HYDROGEN FITNESS	NYSC	24 HOUR FITNESS	EQUINOX
PRICE (PER MONTH)	$44.99	$44.99	$46.99	$183.00
CLASSES (PER WEEK)	40+ (80 soon)	18	30	73
TOWEL SERVICE	Yes	Yes	No	Yes
24 HOURS	Yes	No	No	No

Vision

Franchising after 3 locations

Hydrogen Fitness plans to **open two new locations** in New Jersey and Southwest Connecticut. Once 3 locations are active, we plan to **begin franchising in January 2023**. This should allow us to get to **100 units by 2026** and should **generate significant franchising revenue**, overshadowing corporate location revenue.



FUTURE LOCATIONS
01
Northern New Jersey
- High Household Income
- Close proximity to NYC bound train station
- Little local competition & few 10k+ feet vacancies
02
Southwest Connecticut
- High Household Income
- Close proximity to NYC bound train station
- Little local competition & few 10k+ feet vacancies

Investors

Bootstrapped $1M+

Hydrogen Fitness has been **bootstrapped by its founder for $1.28M+ since inception**.

COVID-19 has produced excellent gym location options. We are looking to **add two additional locations** in high-end markets before we start franchising our concept. To accomplish this, we are **seeking $1M for our 2nd location** at a **$5M valuation**.


INVESTMENT OPPORTUNITY
Projections (includes forward looking statements)
Corporate Units
2500 members per location
Revenue $2 million (per unit)
Profit $800,000 (per unit)
Total profit $2.4 million (3 locations)
Franchise Units
2500 members per location
Revenue $2 million (per unit)
Franchise fee 6% = $120,000 (per unit)
Franchise expenses $1.8 million
Total profit $10.2 million (100 locations)
Total Corporate + Franchise Profits of $12.6 million by 2026
(at a 5x EBITDA this would equate to a $63 million valuation)

Founder

Entrepreneur & real estate investor with successful dietary supplement company

Jon Gutwein

Founder



My passion to improve people's health started with my supplement & vitamin company, and has now expanded to the fitness world with the successful launch of Hydrogen Fitness.

COVID 19 has reminded us how important it is to lead a healthy lifestyle. The vast majority of what ails us (and makes us more susceptible to worsened cases of COVID 19 and other illnesses) can be averted by diet and exercise, so I am pleased to be involved in businesses in both of these worlds.

Team



	Jonathan Gutwein	Founder & Managing Member
	Andrew Pinon	General Manager
	Benjamin Berger	Managing Member

Perks

$500	2 Personal Training Sessions
$1,000	1 Month Platinum Membership + 2 Personal Training Sessions
$2,500	6 Month Platinum Membership + 3 Personal Training Sessions
$5,000	1 Year Platinum Membership + 5 Personal Training Sessions
$10,000	Lifetime Platinum Membership + 10 Personal Training Sessions + Founder-led Tour of Hydrogen Fitness

FAQ

How many members do you have?	As of July 1, we have 750 members (not including short term student plans)
Are you profitable?	June 2021 marked our first profitable month.
How many locations do you have?	1 in Hartsdale, NY. We will be using this round of funding to add a second location.
How long will it take to launch the second location?	That depends. If it is an exsiting gym that went out of business it could take 6 months or less. If it is a blank space it could take 6-12 months.
What are your long term goals with the business?	We intend to add 2 more locations. Once we are at 3 locations our intentions are to start franchising. We will use the 3 corporate locations for models and training centers for the franchisees and as a testament to the strength of our concept.

EXHIBIT C

Form of Security

DJ Gym Westchester, LLC

Subscription Agreement for
Beneficial Interest in Omnibus Membership Unit Instrument
Representing Economic Interest in
Membership Units

Series 2021

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and DJ Gym Westchester, LLC, a New York limited liability company (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Membership Unit Instrument attached hereto as Exhibit A (the "**Omnibus Membership Unit Instrument**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[_____] (the "**Subscription Amount**") for the right to an indirect economic interest in Membership Units (the "**Subscription**"), to be represented by a pro rata beneficial interest in an Omnibus Membership Unit Instrument issued by the Company to the custodian designated in the Omnibus Membership Unit Instrument, Prime Trust, LLC ("**Custodian**"), with the Custodian as legal record owner of the Units (as defined by the Company's operating agreement, dated as of January 1, 2021, as amended (the "**Operating Agreement**," which is attached hereto as Exhibit C), (the "**Beneficial Interest**", as defined and calculated in the Omnibus Membership Unit Instrument).

2. **General Terms and Conditions.**

   (a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Portal hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution of the Omnibus Membership Unit Instrument; (iv) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the Custodian in the form attached hereto as Exhibit B; (v) Custodian's execution and delivery, on behalf of the Subscriber, who hereby consents to the terms of, the Operating Agreement, in the form attached hereto as Exhibit C and (vi) the Company counter-signing this Agreement and the Omnibus Membership Unit Instrument.

(b) *Nature of Interest in Omnibus Membership Unit Instrument; Limitation on Participation in Company Affairs*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Membership Unit Instrument. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, as a holder of a Beneficial Interest, (i) with any voting, information or inspection, or dividend rights not explicitly provided by the Omnibus Membership Unit Instrument (or the Subscriber's Beneficial Interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Membership Unit Instrument, or (ii) any right to be deemed the legal record owner of the Membership Units for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a member of the Company or any right to vote for the election of managers or directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, unless provided explicitly herein or in the Omnibus Membership Unit Instrument.

3. **Subscriber Representations.** By executing this Agreement and the Omnibus Membership Unit Instrument, the Subscriber hereby represents and warrants to the Company and to the Custodian as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and the Omnibus Membership Unit Instrument to perform its obligations hereunder and thereunder. Each of this Agreement and the Omnibus Membership Unit Instrument constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Membership Unit Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act ("**Regulation CF**"). The Subscriber understands that neither the Omnibus Membership Unit Instrument (nor the Subscriber's Beneficial Interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered or exempt from registration under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its Beneficial Interest and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Membership Unit Instrument, including without limitation the transfer restrictions set forth in <u>Section 5</u> of the Omnibus Membership Unit Instrument.

(c) The Subscriber is purchasing its Beneficial Interest and the economic interest in the securities represented thereby for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Membership Unit Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the Custodian pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its Beneficial Interest in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its Beneficial Interest in the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Membership Unit Instrument (and the Subscriber's Beneficial Interest) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its Beneficial Interest, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Membership Unit Instrument and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal, state or other agency has passed upon the merits or risks of an investment in the Omnibus Membership Unit Instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a Beneficial Interest, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations, or as provided in the Omnibus Membership Unit Instrument.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata

Beneficial Interests (based on their respective subscription amounts) in the Omnibus Membership Unit Instrument.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Membership Unit Instrument, the underlying securities or any other class of the Company's securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Membership Unit Instrument and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Membership Unit Instrument or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C, as amended, and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a TOTAL LOSS of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its Beneficial Interest does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the Custodian shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Membership Unit Instrument.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its Beneficial Interest for a Membership Unit Instrument in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its Beneficial Interest and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its Beneficial Interest; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its Beneficial Interest and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Membership Unit Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities.

(q) If the Subscriber is an entity: (i) such entity is duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

4. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within 25 miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) No Class Arbitrations, Class Actions or Representative Actions. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber or upon the written consent of the Company and the majority of the Holders by interest (calculated based on the Beneficial Interests of the Holders, not the number of Holders) (such terms as defined in the Omnibus Membership Unit Instrument).

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the Custodian in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated Custodian ; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile. Notwithstanding the foregoing, this Agreement and any rights herein may be assigned or transferred by the Subscriber without the Company's consent when and if the Company registers the same class of securities under Section 12(g) of the Exchange Act or Section 15(d) of the Securities Act and such assignment or transfer is made in accordance with any applicable Lock-up Period.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of New York without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement and the Omnibus Membership Unit Instrument constitute the entire agreement between the Subscriber and the Company relating to the Omnibus Membership Unit Instrument (and the Subscriber's Beneficial Interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Membership Unit Instrument applicable to Holders.

(h) To the extent there is a vagueness, ambiguity, conflict, variation or inconsistency between the terms, conditions, covenants, representations or warranties of this Agreement and the terms, conditions, covenants, representations or warranties of any Transaction Agreement, the terms, conditions, covenants, representations or warranties of the Transaction Agreements shall control.

<p align="center">(Signature page follows)</p>

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered.

SUBSCRIBER:

_____
Print Name

_____
Signature

_____
Print Name of Additional Signatory

_____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

Accepted and Agreed:

COMPANY:	**CUSTODIAN:**
DJ GYM WESTCHESTER, LLC	**PRIME TRUST, LLC,**
By:_____	By:_____
Name:	Name:
Title:	Title:
Date:_____	Date:_____
Address:	Address:
Email:	Email:

EXHIBIT A

FORM OF OMNIBUS MEMBERSHIP INTEREST INSTRUMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

DJ GYM WESTCHESTER, LLC

OMNIBUS MEMBERSHIP INTEREST INSTRUMENT
Series 2021

THIS CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____] (the "**Omnibus Membership Unit Instrument Amount**"), DJ Gym Westchester, LLC, a New York limited liability company (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian ("**Prime Trust**"), _____ Company's **Membership Units** (defined below), to be held by Prime Trust subject to the terms set forth below.

See Section 2 for certain additional defined terms.

1.   Instrument

This Omnibus Membership Unit Instrument initially shall entitle each Subscriber to a pro rata beneficial ownership interest herein that represents a Membership Unit percentage equal to (i) the quotient of such Subscriber's Subscription Amount *divided by* the Membership Unit Instrument Amount, when measured on a class basis, and (ii) the quotient of such Subscriber's Subscription Amount *divided by* the capital contributed by all other classes, when measured across all classes (the "**Beneficial Interest**"). The percentage interest under this instrument shall be subject to adjustment by the Company in the event of any share subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Membership Units or the Company.

2.   Definitions

"**Membership Units**" means the Membership Interests of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of capital stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of capital stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its capital stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding capital of the Company.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

"**Holder**" means the holder of a Beneficial Interest in this Omnibus Membership Unit Instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act of 1933.

3. **Company Representations**

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Omnibus Membership Unit Instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This Omnibus Membership Unit Instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Omnibus Membership Unit Instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Membership Unit Instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of the issuable Membership Units pursuant to Section 1.

(e)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(f)   The Company has engaged, or shortly after the issuance of this Omnibus Membership Unit Instrument, will engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Omnibus Membership Unit Instrument and the Membership Units.

4.   Prime Trust Representations

(a)   Prime Trust has full legal capacity, power and authority to execute and deliver this Omnibus Membership Unit Instrument and to perform its obligations hereunder. This Omnibus Membership Unit Instrument constitutes a legal, valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

5.   Transfer Restrictions

(a)   During the Lock-up Period, neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Membership Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Membership Unit (whether such Membership Unit or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Membership Units or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any Membership Units to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of Membership Units to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the

Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding **Interests** or any securities convertible into or exercisable or exchangeable (directly or indirectly) for **Interests**. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   No portion of this Omnibus Membership Unit Instrument (or any Beneficial Interest) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   No disposition of this instrument (or any Beneficial Interest) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Omnibus Membership Unit Instrument (or any Beneficial Interest) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND

NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

(g)   Prime Trust shall use commercially reasonable efforts to facilitate a disposition contemplated in Section 5(d)(i).

6.   Dividends, Distributions, Voting Rights

(a)   Whenever Prime Trust shall receive any cash dividend or other cash distribution on the Membership Units, Prime Trust shall distribute to the Holders such amounts of such sum as are, as nearly as practicable, in proportion to each Holder's Beneficial Interest; provided, however, that in case the Company or Prime Trust shall be required to and shall withhold from any cash dividend or other cash distribution in respect of the Membership Units represented by the Beneficial Interest held by any Holder an amount on account of taxes, the amount made available for distribution or distributed in respect of Membership Units subject to such withholding shall be reduced accordingly. Prime Trust shall distribute or make available for distribution, as the case may be, only such amount, however, as can be distributed without attributing to any Holder of Beneficial Interests a fraction of one cent, and any balance not so distributable shall be held by Prime Trust (without liability for interest thereon) and shall be added to and be treated as part of the next sum received by Prime Trust for distribution to Holders of Beneficial Interests then outstanding.

(b)   Whenever Prime Trust shall receive any distribution other than cash on the Membership Units, Prime Trust shall distribute to the Holders of Beneficial Interests such amounts of the securities or property received by it as are, as nearly as practicable, in proportion to the respective Beneficial Interests held by such Holder, in any manner that Prime Trust and the Company may deem equitable and practicable for accomplishing such distribution. If, in the opinion of Prime Trust after consultation with the Company, such distribution cannot be made proportionately among all Holders, or if for any other reason (including any requirement that the Company or Prime Trust withhold an amount on account of taxes), Prime Trust deems, after consultation with the Company, such distribution not to be feasible, Prime Trust may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received or any part thereof, at such place or places and upon such terms as it may deem proper. The net proceeds of any such sale shall be distributed or made available for distribution, as the case may be, by Prime Trust to the Holders of Beneficial Interests as provided by Section 6(a) in the case of a distribution received in cash. The Company shall not make any distribution of such securities or property to the Holders of Beneficial Interests unless the Company shall have provided to Prime Trust an opinion of counsel stating that such securities or property have been registered under the Securities Act or do not need to be registered.

(c)   Upon any change in par or stated value, split-up, combination or any other reclassification of the Membership Units, or upon any recapitalization, reorganization, merger, amalgamation or consolidation affecting the Company or to which it is a party or sale of all or substantially all of the Company's assets, Prime Trust shall, upon the instructions of the Company: (i) make such adjustments in the Membership Units as may be required by, or as is consistent with, the provisions of the articles of organization of the Company to fully reflect the effects of such split-up, combination or other reclassification of the Membership Units, or of such recapitalization, reorganization, merger, consolidation or sale and (ii) treat any shares or other securities or property (including cash) that shall be received by Prime Trust in exchange for or upon conversion of or in respect of the Membership Units as new securities held under this Agreement, and Beneficial Interests then outstanding shall thenceforth represent the proportionate interests of Holders thereof or the new securities so received in exchange for or upon conversion of or in respect of such Membership Units. The Company shall cause effective provision to be made in the charter of the resulting or surviving corporation (if other than the Company) for protection of such rights as may be applicable upon exchange of the s Membership Units for securities or property or cash of the surviving corporation in connection with the transactions set forth above. The Company shall cause any such surviving corporation (if other than the Company) expressly to assume the obligations of the Company hereunder.

(d)   Upon receipt of notice of any meeting at which the holders of the Membership Units are entitled to vote, Prime Trust shall, as soon as reasonably practicable thereafter, mail or provide electronically to the Holders of Beneficial Interests a notice, which shall be provided by the Company and which shall contain such information as is contained in such notice of meeting. Holder acknowledges that notwithstanding its receipt of such materials, all voting rights with respect to the Membership Units shall be exercised by Prime Trust, and that Prime Trust intends to exercise such voting rights by voting the securities held by it in accordance with the vote of the majority of the Membership Units held by persons other than Prime Trust that are voted on any matter, and Prime Trust will not exercise any discretion in voting any of the Membership Units represented by the Beneficial Interests.

7. Miscellaneous

(a)   Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their Beneficial Interests in this Omnibus Membership Unit Instrument for Membership Units in certificated form.

(b)   Prime Trust agrees to take any and all actions determined in good faith by the Company's managers or board of directors (if applicable) to be advisable to reorganize this Omnibus Membership Unit Instrument and any Membership Units issued pursuant to the terms of this Omnibus Membership Unit Instrument into a special purpose vehicle or other entity designed to aggregate the interests of the Holders.

(c)   Any provision of this Omnibus Membership Unit Instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the Beneficial Interests of the Holders).

(d)   Any notice required or permitted by this Omnibus Membership Unit Instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   Prime Trust through this Omnibus Membership Unit Instrument shall be considered legal record holder of the Membership Units.

(f)   Neither this Omnibus Membership Unit Instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other;

provided, however, that this Omnibus Membership Unit Instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and *provided, further*, that the Company may assign this Omnibus Membership Unit Instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile. Notwithstanding the foregoing, this Agreement and any rights herein may be assigned or transferred without the Company's consent when and if the Company registers the same class of securities under Section 12(g) of the Exchange Act or Section 15(d) of the Securities Act and such assignment or transfer is made in accordance with any applicable Lock-up Period.

(g)   In the event any one or more of the terms or provisions of this Omnibus Membership Unit Instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Omnibus Membership Unit Instrument operate or would prospectively operate to invalidate this Omnibus Membership Unit Instrument , then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Omnibus Membership Unit Instrument and the remaining terms and provisions of this Omnibus Membership Unit Instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this Omnibus Membership Unit Instrument may be issued in whole or fractional parts.

(i)   All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this Omnibus Membership Unit Instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within 25 miles of the Company's principal place of business Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   Each Holder has, and at all times under this Omnibus Membership Unit Instrument will maintain, a custody account in good standing with Prime Trust pursuant to a valid and binding custody account agreement. To the extent any of the provisions of such custody account agreement shall conflict with the terms of this Omnibus Membership Unit Instrument, the terms of this Omnibus Membership Unit Instrument will control.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Omnibus Membership Interest Instrument to be duly executed and delivered.

DJ GYM WESTCHESTER, LLC

By: _____
    Name:
    Title:
    Address:
    Email:

PRIME TRUST, LLC,
Custodian

By: _____
    Name:
    Title:
    Address:
    Email:

SUBSCRIBER/HOLDER:

_____
Print Name

By: _____
Signature

_____
Print Name of Additional Signatory

By: _____
Additional Signature
(If joint tenants or tenants in common)

Address:
Email:

PRIME TRUST NEW ACCOUNT AGREEMENT

_____ ("Account Holder", "Customer", "you", "your") hereby requests and directs that Prime Trust, LLC ("Prime Trust", "Custodian", "we", "our", "us"), a Nevada chartered trust company, establish a Prime Asset Custody Account ("Account") for and in the name of Account Holder, and to hold as custodian all assets deposited to, or collected with respect to such Account, upon the following terms and conditions:

1. APPOINTMENT OF CUSTODIAN:

Account Holder hereby appoints Prime Trust to be custodian of and to hold or process as directed all securities, currency, cryptocurrency, and other assets of Account Holder (hereinafter referred to as "Custodial Property") that are delivered to Custodian by Account Holder or Account Holder's Agent(s) (as defined below) to the Account in accordance with the terms of this Agreement.

2. SELF-DIRECTED INVESTMENTS:

a.   This Account is a self-directed Account that is managed by Account Holder and/or Account Holder's Agents. Prime Trust will act solely as custodian of the Custodial Property and will not exercise any investment or tax planning discretion regarding your Account, as this is solely your responsibility and/or the responsibility of advisors, brokers and others you designate and appoint as your agent for your Account ("Agents"), if any. Prime Trust undertakes to perform only such duties as are expressly set forth herein, all of which are ministerial in nature.

b.   As a self-directed Account, you acknowledge and agree that:

   i.   The value of your Account will be solely dependent upon the performance of any asset(s) chosen by you and/or your Agents.

   ii.   Prime Trust shall have no duty or responsibility to review or perform due diligence on any investments or other Custodial Property and will make absolutely no recommendation of investments, nor to supervise any such investments. You will perform your own due diligence on all investments and take sole responsibility for all decisions made for your Account.

   iii.   Prime Trust does not provide any valuation or appraisals of Custodial Property, nor does it hire or seek valuations or appraisals on any Custodial Property, provided, however, it may, at its option and with no obligation or liability, to the extent available for any particular asset, include recent price quotes or value estimates from various third-party sources, including but not limited to SEC-registered exchanges and alternative trading systems, digital asset exchanges, and real estate websites on your statement for any such Custodial Property. Prime Trust will not be expected or obligated to attempt to verify the validity, accuracy or reliability of any such third-party valuation, valuation estimates or prices and you agree that Prime Trust shall in no way be held liable for any such valuation estimates or price quotations. Prime Trust shall simply act in a passive, pass-through capacity in providing such information (if any) on your Account statements and that such valuation estimates or price quotations are neither verified, substantiated nor to be relied upon in any way, for any purpose, including, without limitation, tax reporting purposes. You agree to engage a professional, independent advisor for any valuation opinion(s) you want on any Custodial Property.

c.   Account Holder will not direct or permit its Agents to direct the purchase, sale or transfer of any Custodial Property which is not permissible under the laws of Account Holder's place of residence or illegal under US federal, state or local law. Account Holder hereby warrants that neither you nor your Agents will enter into a transaction or series of transactions, or cause a transaction to be entered into, which is prohibited under Section 4975 of the Internal Revenue Code. Pursuant to the directions of the Account Holder or Agent(s), Prime Trust shall process the investment and reinvestment of Custodial Property as directed by Account Holder or its Agents only so long as, in the sole judgment of Prime Trust, such requested investments will not impose an unreasonable administrative burden on Prime Trust (which such determination by Prime Trust shall not to be construed in any respect as a judgment concerning the prudence or advisability of such investment). Custodian may rely upon any notice, instruction, request or other instrument believed by it to have been delivered from the Account Holder or its Agents, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein.

d. Buy and sell orders may, at Custodians discretion, be accepted verbally, including via telephone, or electronically, including email and internet-enabled devices and systems, provided, however, that Custodian may, but is not required to, require Account Holder or its Agents to promptly provide email, text or other confirmation to verify such instructions and any such instructions will not be deemed as received until verified in accordance with the Custodians then-in-effect policies and procedures. Account Holder acknowledges that any request to waive or change any policies or procedures for asset disbursements is done so at Account Holders risk. Prime Trust may decline to accept verbal asset transfer or trade instructions in its sole discretion and require written instructions, or instructions triggered from Account Holder or its Agents using tools while logged onto your account (either directly at www.primetrust.com or on any website or application that integrates into Prime Trust systems via API's ("Application Programming Interfaces"), which may or may not bear the Prime Trust brand. Account Holder bears complete and absolute responsibility for all buy, sell, transfer, and disbursement instructions for this Account and will immediately notify Prime Trust of any unauthorized transactions.

e. Account Holder acknowledges and agrees that the custody of digital assets is generally subject to a high degree of risk, including without limitation, the risk of loss due to the blockchain or smart contract defects as well as forks and other events outside of the Custodian's control. Such Custodial Property is not insured by the Federal Deposit Insurance Corporation or by any Prime Trust insurance policies and so you are advised to directly obtain, at your sole cost and expense, any separate insurance policies you desire for such Custodial Property. Account Holder agrees that transfer requests, as well as sale and purchase orders, for digital assets may be delayed due to security protocols, time-zone differences, communication technology delays or fails, and/or enhanced internal compliance reviews. Accordingly, Prime Trust shall not be liable for any losses or damages, including without limitation direct, indirect, consequential, special, exemplary or otherwise, resulting from delays in processing such transactions.

f. All instructions for the purchase and sale of securities and/or digital assets shall be executed through one or more broker-dealers or exchanges selected by either you or your Agents, or by Prime Trust, as an accommodation (and not in any capacity as a broker-dealer) and Prime Trust is hereby authorized to debit your account for any fees associated with such transaction(s) and remit those to the executing party.

3. SCHEDULE OF FEES:
The Custodian shall receive reasonable compensation in accordance with its usual Schedule of Fees then in effect at the time of service. The fees and charges initially connected with this Account may include:
- Account Fees: As detailed on Prime Trust's current fee schedule, which may change from time to time and is published on www.primetrust.com. Changes to the fee schedule shall not affect any charges for prior periods and will only be effective as of the date the changes were published.
- Statement Fee: $0.00 – there are no fees for electronically delivered and available statements
- Third-Party Fees – in the event that we are charged any fees by a third party in performing services on your behalf (e.g. transfer agent fees, legal fees, accounting fees, tax preparation fees, notary

fees, exchange fees, brokerage fees, bank fees, blockchain settlement fees, etc.) then you agree to reimburse us for such reasonable charges at cost plus 25% (excluding broker-dealer commissions), and that no prior approval is required from you in incurring such expense.

You agree to pay all fees and expenses associated with your Account. Prime Trust is hereby authorized, at its option, in its sole discretion, to electronically debit the Account for payment of fees and expenses, including charging any linked credit or debit card, pulling funds from any linked bank account, or liquidating any of the Custodial Property without prior notice or liability. Unpaid fees are subject to interest at a rate of 1.50% per month on the outstanding balance and may be applied as a first lien on any Custodial Property. Prime Trust reserves the right to make changes to its fees for custodial services in its sole and absolute   discretion.

4. ASSETS AND CUSTODY:
   a. Custodial Property which Prime Trust will generally agree to accept and hold on Account Holder's behalf includes: United States Dollars ("USD"), foreign currencies at the sole discretion of Prime Trust, title to real estate, certain digital assets, private equity and debt securities issued pursuant to laws and regulations of the United States, as well as equity and debt securities which are listed on any US exchange or alternative trading system (e.g. OTC, NASDAQ, NYSE, AMEX, etc.). Securities which have been issued pursuant to regulations of countries other than the US or which are listed on non-US trading systems may be acceptable for custody on a case by case basis. Physical assets such as cash, art, coins, and rare books are generally not accepted for custody at Prime Trust. Acceptance and custody of digital assets such as cryptocurrency and other tokens are subject to the sole discretion of Prime Trust.
   b. USD in the Custodial Account are hereby directed by Account Holder to be invested in Prime Trust's "Secure Cash Sweep", as available, other than as needed for immediate funds availability. Interest paid from the Secure Cash Sweep BT will be credited to your Account.
   c. During the term of this Agreement, Custodian is responsible for safekeeping only Custodial Property which is delivered into its possession and control by the Account Holder or its Agents. Custodian may for convenience take and hold title to Custodial Property or any part thereof in its own name or in the name of its nominee (commonly known as "street name"), with Account Holder ownership of Custodial Property segregated on its books and records.
   d. Custodian shall keep accurate records of segregation of customer accounts to show all receipts, disbursements, and other transactions involving the Account. All such records shall be held indefinitely by Custodian.
   e. Custodian shall collect and hold all funds when Custodial Property may mature, be redeemed or sold. Custodian shall hold the proceeds of such transaction(s) until receipt of written or electronic (via our systems) disbursement instructions from Account Holder.
   f. Custodian shall process any purchase, sale, exchange, investment, disbursement or reinvestment of Custodial Property under this Agreement that Account Holder or its Agents may at any time direct, provided that sufficient unencumbered, cleared assets are available for such transaction.
   g. Funds received in any currency other than USD may, at your direction or as needed to fulfill investment directions or pay fees, be converted to USD at exchange rates set at Prime Trusts discretion.
   h. Without limiting the generality of the foregoing, Prime Trust is authorized to collect into custody all property delivered to Custodian at the time of execution of this Agreement, as well as all property which is hereafter purchased for your Account or which may hereafter to be delivered to Custodian for your Account pursuant to this Agreement, together with the income, including but not limited to interest, dividends, proceeds of sale and all other monies due and collectable attributable to the investment of the Custodial Property.

i. Custodian is authorized, in its sole discretion, to comply with orders issued or entered by any court with respect to the Custodial Property held hereunder, without determination by Custodian of such court's jurisdiction in the matter. If any portion of the Custodial Property held hereunder is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Custodian is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action, and if Custodian complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

j. Custodian does not warrant or guarantee that any buy or sell order by Account Holder will be executed at the best posted price or timely executed. Account Holder acknowledges and agrees that (i) Custodian does not have access to every market or exchange which a particular product or financial instrument may be traded and Custodian makes no representation regarding the best price execution of any instructions, (ii) other orders may trade ahead of Account Holder's order and exhaust available volume at a posted price, (iii) exchanges, market makers or other types of sellers or purchasers may fail to honor posted or otherwise agreed-upon prices, (iv) exchanges may re-route customer orders out of automated execution systems for manual handling (in which case, execution may be substantially delayed), (iv) system delays by exchanges or third-parties executing instructions may prevent Account Holders order from being executed, may cause a delay in execution or not to be executed at the best posted price or at all, and, (v) Custodian may not promptly or in a timely manner execute Customers order(s) due to internal delays, and Custodian makes no representation that its custody services are in any way suitable for active trading or any activity requiring prompt or exact execution. The Account is not a brokerage account. Transactions may be subject to additional fees and charges by both Custodian and any third-party service providers or exchanges.

5. ACCOUNT ACCESS AND COMMUNICATIONS:

a. Custodian shall provide you and your Agent(s) with access to your Account via our website at www.primetrust.com, via the "Banq" mobile app, and/or via API's that third-parties can write into (e.g. exchanges, broker-dealers, funding portals, trading platforms, investment advisors, registered transfer agents, banks, consumer and industrial financial application providers, etc.).

b. Your Agent(s) shall be provided with access to the Account as chosen by you using the tools and settings provided to you for your Account, which may include Account information such as current and historic statements, transaction history, current asset positions, and account types and beneficiaries. It may, depending upon the settings and permissions you choose for your particular Agents, include the ability to instruct Prime Trust to take action with respect to the Custodial Property and Account, including without limitation to invest, sell, receive, deliver or transfer Custodial Property. Any actions undertaken by any of your Agents are deemed to be those of the Account Holder directly, and you agree to maintain the security of your login credentials and passwords, as well as Agent access lists and associated permissions, so only your authorized persons have access to your Account. Prime Trust shall also be entitled to rely and act upon any instructions, notices, confirmations or orders received from your Agent(s) as if such communication was received directly from the Account Holder without any required further review or approval. Account Holder is solely responsible for monitoring and supervising the actions of your Agents with respect to the Account and Custodial Property.

c. Statements of assets, along with a ledger of receipts and disbursements of Custodial Property shall be available online at www.primetrust.com, in your Account, as well as via the websites and/or applications of third-party API integrators that you select and use.

d. Custodian shall be under no obligation to forward any proxies, financial statements or other literature received by it in connection with or relating to Custodial Property held under this agreement. Custodian shall be under no obligation to take any action with regard to proxies, stock dividends, warrants, rights to subscribe, plans of reorganization or recapitalization, or plans for exchange of securities.

e. Account Holder agrees that Custodian may contact you for any reason. No such contact will be deemed unsolicited. Custodian may contact Account Holder at any address, telephone number (including cellular numbers) and email addresses as Account Holder may provide from time to time. Custodian may use any means of communication, including but not limited to, postal mail, email, telephone, or other technology to reach Account Holder.

f. **ELECTRONIC STATEMENTS ELECTION:**
Account Holder agrees that Prime Trust will make statements available in electronic form only. Account Holder further agrees that you can and will log onto its Account at www.primetrust.com or on the websites or applications of its selected third-party API integrators at your discretion to view current or historic statements, as well as transaction history, assets and cash balances. Account Holder understands and agrees that under no circumstances may you request to have statements printed and mailed to you. If Account Holder desires printed statements, then you agree to log onto your Account at www.primetrust.com (or on the websites or applications of your selected third-party API integrators) and print them yourself.

6. TERM AND TERMINATION, MODIFICATION:

a. This Agreement is effective as of the date set forth below and shall continue in force until terminated as provided herein.

b. This Agreement may be terminated by either party at any time upon 30 days written notice to the other party (with email being an agreed upon method of such notice), provided, however, Prime Trust may immediately terminate this Agreement without notice or liability in the event that (i) Prime Trust becomes aware or has reason to believe that Account Holder may be engaged in illegal activity, or (ii) termination is deemed appropriate by Prime Trust to comply with its legal or regulatory obligations.

c. This Agreement may be amended or modified only by the Custodian, or with the written agreement from the Custodian. Such amendments or modifications shall be effective on the 30th day after the Account Holder receives notice of such revision electronically via the email address shown on the records of Prime Trust.

d. If this Agreement is terminated by either party then Custodian shall deliver the Custodial Property to Account Holder as soon as practicable or, at Account Holder's request to a successor custodian. Account Holder acknowledges that Custodial Property held in Custodian's name or nominee may require a reasonable amount of time to be transferred. Upon delivery of Custodial Property, Custodian's responsibility under this Agreement ceases.

e. Notwithstanding anything to the contrary herein, this agreement shall terminate immediately upon the occurrence of any of the following events:

i. Upon death of the Account Holder, the Custodian shall continue to hold Custodial Property until such time the Custodian receives instructions from Account Holder's executor, trustee or administrator pursuant to the probate process, as applicable, and has received advice of its legal counsel to transfer such assets (which costs shall be borne by the Account Holder). In the event that no beneficiaries claim this Account then the assets may be preserved in the Account for so long as possible, until a beneficiary makes itself known or as may be subject to "unclaimed property" regulations as promulgated by state and federal regulators (at which time assets on Account may be transferred or liquidated and proceeds forwarded to such authorities as required by law or regulation).

ii. Filing of a petition in bankruptcy (by the Account Holders or by a creditor of the Account Holders). If this Agreement terminates due to the filing of a petition in bankruptcy, termination or dissolution of Account Holder, Custodian shall deliver the Custodial Property to the Court appointed representative for Account Holder. If no representative has been appointed by the Court, Custodian may deliver the Custodial Property to the person it deems to be an agent of the Account Holder and such delivery will release Custodian from any further responsibility for said Custodial Property.

iii. The legal incompetency of Account Holder, unless there is in existence a valid durable power of attorney or trust agreement authorizing another to succeed or act for Account Holder with respect to this agreement.

iv. Prime Trust becomes aware of or suspects that the Account Holder or any of its Agents are engaged in any criminal activity, material violation of the law or material breach of the terms of this Agreement.

7. TERMS OF USE, PRIVACY POLICY:

Except as set forth in this Agreement, Account Holder agrees to be bound by the Prime Trust's most current, then in effect Terms of Use and Privacy Policy, as available via links at the bottom of the www.primetrust.com website. You represent that you have reviewed such policies and in using our services hereby agree to be bound by them. In the event of any conflict between any terms or provisions of the website Terms of Use or Privacy Policy and the terms and provisions of this Agreement, the applicable terms and provisions of this Agreement shall control.

8. DISCLAIMER:

EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, PRIME TRUST MAKES NO REPRESENTATION OR WARRANTY OF ANY KIND WHETHER EXPRESS, IMPLIED (EITHER IN FACT OR BY OPERATION OF LAW). PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, QUALITY, ACCURACY, TITLE, AND NON-INFRINGEMENT. PRIME TRUST DOES NOT WARRANT AGAINST INTERFERENCE WITH THE USE OF THE SERVICES OR AGAINST INFRINGEMENT. PRIME TRUST DOES NOT WARRANT THAT THE SERVICES OR SOFTWARE ARE ERROR-FREE OR THAT OPERATION OR DATA WILL BE SECURE OR UNINTERRUPTED. PRIME TRUST EXPRESSLY DISCLAIMS ANY AND ALL LIABILITY ARISING OUT OF THE FLOW OF DATA AND DELAYS ON THE INTERNET, INCLUDING BUT NOT LIMITED TO FAILURE TO SEND OR RECEIVE ANY ELECTRONIC COMMUNICATIONS (e.g. EMAIL). ACCOUNT HOLDER DOES NOT HAVE THE RIGHT TO MAKE OR PASS ON ANY REPRESENTATION OR WARRANTY ON BEHALF OF PRIME TRUST TO ANY THIRD PARTY. ACCOUNT HOLDER'S ACCESS TO AND USE OF THE SERVICES ARE AT ACCOUNT HOLDER'S OWN RISK. ACCOUNT HOLDER UNDERSTANDS AND AGREES THAT THE SERVICES ARE PROVIDED TO IT ON AN "AS IS" AND "AS AVAILABLE" BASIS. PRIME TRUST EXPRESSLY DISCLAIMS LIABILITY TO ACCOUNT HOLDER FOR ANY DAMAGES RESULTING FROM ACCOUNT HOLDER'S RELIANCE ON OR USE OF THE SERVICES.

9. LIMITATION OF LIABILITY; INDEMNIFICATION:

1. Disclaimer of Liability and Consequential Damages.
CUSTODIAN SHALL NOT BE LIABLE FOR ANY ACTION TAKEN OR OMITTED BY IT IN GOOD FAITH UNLESS AS A RESULT OF ITS GROSS NEGLIGENCE OR WILLFUL MISCONDUCT, IN EACH CASE AS DETERMINED BY A COURT OF COMPETENT JURISDICTION, AND ITS SOLE RESPONSIBILITY SHALL BE FOR THE HOLDING AND DISBURSEMENT OF THE CUSTODIAL PROPERTY IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT, SHALL HAVE NO IMPLIED DUTIES OR OBLIGATIONS AND

SHALL NOT BE CHARGED WITH KNOWLEDGE OR NOTICE OF ANY FACT OR CIRCUMSTANCE NOT SPECIFICALLY SET FORTH HEREIN, ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES, NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, PRIME TRUST WILL NOT, UNDER ANY CIRCUMSTANCES, BE LIABLE TO ACCOUNT HOLDER FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, OR EXEMPLARY DAMAGES ARISING OUT OF OR RELATED TO ANY INVESTMENT OR TRANSACTION OCCURRING UNDER THIS AGREEMENT, INCLUDING BUT NOT LIMITED TO, LOST PROFITS OR LOSS OF BUSINESS, EVEN IF PRIME TRUST HAS BEEN ADVISED OF THE LIKELIHOOD OF SUCH LOSS OR DAMAGE AND REGARDLESS OF THE FORM OF ACTION. THIS INCLUDES ANY LOSSES OR PROBLEMS OF ANY TYPE RESULTING FROM INCIDENTS OUTSIDE OF OUR DIRECT CONTROL, INCLUDING BUT NOT LIMITED TO ERRORS, HACKS, THEFT OR ACTIONS OF ISSUERS, TRANSFER AGENTS, SMART CONTRACTS, BLOCKCHAINS AND INTERMEDIARIES OF ALL TYPES.

2. Cap on Liability.
ACCOUNT HOLDER HEREBY ACKNOWLEDGES AND AGREES UNDER NO CIRCUMSTANCES WILL PRIME TRUST'S TOTAL LIABILITY OF ANY AND ALL KINDS ARISING OUT OF OR RELATED TO THIS AGREEMENT (INCLUDING BUT NOT LIMITED TO WARRANTY CLAIMS), REGARDLESS OF THE FORM AND REGARDLESS OF WHETHER ANY ACTION OR CLAIM IS BASED ON CONTRACT, TORT, OR OTHERWISE, EXCEED THE TOTAL AMOUNT OF FEES PAID, IF ANY, BY ACCOUNT HOLDER TO PRIME TRUST UNDER THIS AGREEMENT DURING THE TWELVE (12) MONTH PERIOD PRIOR TO THE OCCURRENCE OF THE EVENT GIVING RISE TO SUCH LIABILITY.

3. General Indemnification.
Account Holder hereby agrees to indemnify, protect, defend and hold harmless Prime Trust and its officers, directors, members, shareholders, employees, agents, partners, vendors, successors and assigns from and against any and all third party claims, demands, obligations, losses, liabilities, damages, regulatory investigations, recoveries and deficiencies (including interest, penalties and reasonable attorneys' fees, costs and expenses), which Prime Trust may suffer as a result of: (a) any breach of or material inaccuracy in the representations and warranties, or breach, non-fulfillment or default in the performance of any of the conditions, covenants and agreements, of Account Holder contained in this Agreement or in any certificate or document delivered by Account Holder or its agents pursuant to any of the provisions of this Agreement, or (b) any obligation which is expressly the responsibility of Account Holder under this Agreement, or (c) any other cost, claim or liability arising out of or relating to operation or use of the license granted hereunder, or, (d) any breach, action or regulatory investigation arising from Account Holder's failure to comply with any state blue sky laws or other securities laws any applicable laws, and/or arising out of any alleged misrepresentations, misstatements or omissions of material fact in the Account Holders' offering memoranda, general solicitation, advertisements and/or other offering documents. Account Holder is required to immediately defend Prime Trust including the immediate payment of all attorney fees, costs and expenses, upon commencement of any regulatory investigation arising or relating to Account Holder's offering and/or items in this Section 9.3(a) through (d) above. Any amount due under the aforesaid indemnity will be due and payable by Account Holder within thirty (30) days after demand thereof. The indemnity obligations of Account Holder hereunder shall survive any termination of this Agreement and the resignation or removal of Custodian hereunder.

4. Limitation on Prime Trust's Duty to Litigate.
Without limiting the foregoing, Prime Trust shall not be under any obligation to defend any legal action or engage in any legal proceedings with respect to the Account or with respect to any property held in the Account unless Prime Trust is indemnified to Prime Trust's satisfaction. Whenever Prime

Trust deems it reasonably necessary, Prime Trust is authorized and empowered to consult with its counsel in reference to the Account and to retain counsel and appear in any action, suit or proceeding affecting the Account or any of the property of the Account. All fees and expenses so incurred shall be for the Account and shall be charged to the Account.

5. Third Party Claims.

i. Account Holder agrees to bear sole responsibility for the prosecution or defense, including the employment of legal counsel, of any and all legal actions or suits involving the Account, which may arise or become necessary for the protection of the investments in that Account, including any actions lodged against the Custodian. Account Holder also agrees to bear sole responsibility for enforcing any judgments rendered in favor of the Account, including judgments rendered in the name of Prime Trust as Custodian of the Account.

ii. Account Holder agrees to be responsible for any and all collection actions, including contracting with a collection agency or institutional legal action, and bringing any other suits or actions which may become necessary to protect the rights of the Account. Account Holder understands that any legal filings made on behalf of this Investment are to be made on behalf of beneficial owners for whom Prime Trust acts as custodian. Account Holder agrees not to institute legal action on behalf of the Account without Custodian's written consent to litigate and that Account Holder shall prosecute any legal action. Account Holder agrees that any such legal action will be carried out in a manner that does not cause Custodian to incur any costs or legal exposure.

6. Custodian may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, or relating to any dispute involving any disbursements or services contemplated herein, and shall incur no liability and shall be fully indemnified by you from any liability whatsoever in acting in accordance with the advice of such counsel. Account Holder shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel and fees may be deducted from Customer's account, including the liquidation of assets if needed in order to make cash available to settle such costs.

10. NOTICES:

All notices permitted or required by this Agreement will be via electronic mail ("email"), and will be deemed to have been delivered and received upon sending via any SMTP delivery service chosen by Prime Trust. Notices shall be delivered to the addresses on record which, if to Prime Trust shall be to support@primetrust.com and if to Account Holder shall be to the email address on file in your Account.

11. SEVERABILITY:

If any provision of this Agreement is for any reason found to be ineffective, unenforceable, or illegal by any court having jurisdiction, such condition will not affect the validity or enforceability of any of the remaining portions hereof.

12. NO LEGAL, TAX OR ACCOUNTING ADVICE:

Account Holder agrees without reservation that Prime Trust is NOT providing any legal, tax or accounting advice in any way, nor on any matter, regardless of the tone or content of any communication (oral, written or otherwise). Account Holder shall rely solely on its own legal, tax, accounting and other professional advisors for any such advice and on all matters.

13. NO INVESTMENT ADVICE OR RECOMMENDATIONS:

Account Holder agrees that Prime Trust is not providing any investment advice, nor do we make any recommendations regarding any securities or other assets to Account Holder. Account Holder agrees that it will not construe any communications from Prime Trust or any person associated with Prime

Trust, whether written or oral, to be legal, investment, due diligence, valuation or accounting advice and agrees to only and exclusively rely on the advice of Account Holder' s attorneys, accountants and other professional advisors, including any Agents, investment advisers or registered broker-dealers acting on your behalf.

14. ELECTRONIC COMMUNICATIONS NOTICE AND CONSENT:

Each of Account Holder and Prime Trust hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth in the Notices section above or as otherwise from time to time changed or updated and disclosed to the other party, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Account Holder, and if Account Holder desire physical documents then it agrees to be satisfied by directly and personally printing, at Account Holder's own expense, either the electronically-sent communication(s) or the electronically available communications by logging onto Account Holder's Account at www.primetrust.com and then maintaining such physical records in any manner or form that Account Holder desire. Account Holder's Consent is Hereby Given: By signing this Agreement electronically, Account Holder explicitly agrees to this Agreement and to receive documents electronically, including a copy of this signed Agreement as well as ongoing disclosures, communications and notices.

15. ASSIGNMENT:

No party may transfer or assign its rights and obligations under this Agreement without the prior written consent of the other parties. Notwithstanding the foregoing, without the consent of the other parties, any party may transfer or assign its rights and obligations hereunder in whole or in part (a) pursuant to any merger, consolidation or otherwise by operation of law, and (b) to the successors and assigns of all or substantially all of the assets of such assigning party, provided such entity shall be bound by the terms hereof. This Agreement will be binding upon and will inure to the benefit of the proper successors and assigns.

16. BINDING ARBITRATION, APPLICABLE LAW AND VENUE, ATTORNEYS FEES:

This Agreement is governed by and will be interpreted and enforced in accordance with the laws of the State of Nevada without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, with venue in Clark County, Nevada, pursuant to the rules of the American Arbitration Association. Account Holder and Prime Trust each consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. In the event of any dispute among the parties, the prevailing party shall be entitled to recover damages plus reasonable costs and attorney's fees and the decision of the arbitrator shall be final, binding and enforceable in any court.

17. COUNTERPARTS, FACSIMILE, EMAIL, SIGNATURES:

This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, delivered by facsimile or email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

18. FORCE MAJEURE:

No party will be liable for any default or delay in performance of any of its obligations under this Agreement if such default or delay is caused, directly or indirectly, by fire, flood, earthquake or other acts of God; labor disputes, strikes or lockouts; wars, rebellions or revolutions; riots or civil disorder; accidents or unavoidable casualties; interruptions in transportation or communications facilities or delays in transit or communication; supply shortages or the failure of any person to perform any commitment to such party related to this Agreement; or any other cause, whether similar or dissimilar to those expressly enumerated in this Section, beyond such party's reasonable control.

19. INTERPRETATION:

Each party to this Agreement has been represented by or had adequate time to obtain the advice and input of independent legal counsel with respect to this Agreement and has contributed equally to the drafting of this Agreement. Therefore, this Agreement shall not be construed against either party as the drafting party. All pronouns and any variation thereof will be deemed to refer to the masculine and feminine, and to the singular or plural as the identity of the person or persons may require for proper interpretation of this Agreement. And it is the express will of all parties that this Agreement is written in English and uses the font styles and sizes contained herein.

20. CAPTIONS:

The section headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

21. ENTIRE AGREEMENT, AMENDMENTS:

This Agreement sets forth the entire understanding of the parties concerning the subject matter hereof, and supersedes any and all prior or contemporaneous communications, representations or agreements between the parties, whether oral or written, regarding the subject matter of this Agreement, and may not be modified or amended, except by a written instrument executed after the effective date of this Agreement by the party sought to be charged by the amendment or modification.

22. CAPACITY:

Account Holder hereby represents that the signer(s) of this Agreement are over the age of 18 and have all proper authority to enter into the Agreement. Furthermore, if Account Holder is an entity (e.g. corporation, trust, partnership, etc. and not an individual) then the entity is in good standing in its state, region or country of formation; which Account Holder agrees to produce evidence of such authority and good standing if requested by Custodian. Account Holder agrees to provide Prime Trust with any additional information required to open the Account, including beneficial owners and other customer information. Account Holder represents that the information provided is complete and accurate and shall immediately notify Prime Trust of any changes.

23. SERVICES NOT EXCLUSIVE:

Nothing in this Agreement shall limit or restrict the Custodian from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

24. INVALIDITY:

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

25. SUBSTITUTE IRS FORM W-9

Under penalties of Perjury, Account Holder certifies that: (1) The tax identification number provided to Prime Trust by Account Holder, if Account Holder is a US person, is the correct taxpayer identification number and (2) Account Holder is not subject to backup withholding because**:** (a) Account Holder is exempt from backup withholding, or, (b) Account Holder has not been notified by the Internal Revenue Service (IRS) that it is subject to backup withholding. Account Holder agrees to immediately inform Prime Trust in writing if it has been, or at any time in the future is notified by the IRS that Account Holder is subject to backup withholding. Account Holders acknowledge that failing to provide accurate information may result in civil penalties.

Agreed as of _____day of _____, 2021 by and between:

ACCOUNT NAME:

SIGNATURE:
TITLE, if any:

PRIME TRUST, LLC

By:_____
Name: Anthony Botticella
Title: Chief Trust Officer

EXHIBIT C
AMENDED AND RESTATED OPERATING AGREEMENT

**FIRST AMENDMENT TO
AMENDED AND RESTATED OPERATING AGREEMENT OF
DJ GYM WESTCHESTER, LLC**

This First Amendment to the Amended and Restated Operating Agreement of DJ Gym Westchester, LLC (this "Amendment"), dated as of November 4, 2021 (the "Effective Date"), to and of the Amended and Restated Operating Agreement of DJ Gym Westchester, LLC (the "Company") dated as of January 1, 2021 (the "Agreement"), annexed hereto as Exhibit A, amends the Agreement of the Company, and is by, between and among the Members of the Company. Capitalized terms that are used but not defined herein shall have the meanings set forth in the Agreement.

NOW, THEREFORE, the Members hereby amend the Agreement as follows:

1.   Section 1(f) of the Agreement is deleted in its entirety and replaced with the following:

"   (f) "Company Interest" shall mean with respect to each Member (but not any Economic Interest Owner), such Member's interest in the profits and losses of the Company as set forth on Exhibit A attached hereto and as represented by Units of the Company (as defined in Section 1(q))."

2.   Section 1(q) of the Agreement is deleted in its entirety and replaced with the following:

"   (q) "Membership Interest" shall mean, a Member's entire interest in the Company including such Member's Economic Interest (if such Member is an Economic Interest Owner pursuant to a permitted transfer under this Agreement or the New York Act), such Member's Company Interest and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action or by the Members granted pursuant to this Operating Agreement or the New York Act. Membership Interests shall be represented by units, and the Company shall have authority to issue up to 10,000,000 units of Membership Interest (each, a "Unit" and collectively the "Units")."

3.   Section 1(y) of the Agreement is deleted in its entirety and replaced with the following:

"   (y) Majority Vote" shall mean a vote of the respective Interests or a vote of the respective Members, as the case may be, in which the total percentage of the appropriate votes exceeds 50.0% of the aggregate actual Units, Voting Interests or Members' votes, as the case may be, which must include, in all instances for the existence of a Majority Vote, the affirmative vote of Jonathan Gutwein, Rona Mines Abish and Benjy Berger. Only the votes of an eligible voter pursuant to this Agreement shall be included in determining a Majority Vote."

4.   Section 4.1 of the Agreement is deleted in its entirety and replaced with the following:

"Section 4.1 Names and Addresses of Members. The names, addresses, Units, Voting and Ownership Percentages of the Members are as set forth on Exhibit A attached hereto and incorporated herein by reference."

5.	Section 5.6 of the Agreement is deleted in its entirety and replaced with the following:

"Section 5.6 – Compensation. The Members shall not receive compensation for their services, except to the extent that same is approved by a Majority Vote of the Members."

6.	Section 10.1(b) of the Agreement is deleted in its entirety and replaced with the following:

"(b)	Except as otherwise set forth herein, no Transfer of any Membership Interest shall be permitted without written approval of a Majority Vote of the Membership Interests."

7.	Section 10.5 of the Agreement is deleted in its entirety and replaced with the following:

"	Section 10.5- Termination of a Member: Except as otherwise set forth herein, the Termination of a Member may be effectuated only by (i) approval of a Majority Vote of the Members, (ii) (ii) Arbitration under the rules of the American Arbitration Association, (iii) the insanity or incompetence of a Member or (iv) a final judgment or decree by a court of competent jurisdiction."

8.	Article XI of the Agreement is deleted in its entirety and replaced with the following:

"	ARTICLE XI - ADDITIONAL MEMBERS

From the date of the formation of the Company, any person or entity acceptable to Members holding (i) a Majority Interest, if the Company has more than 8 Members, or (ii) if the Company has eight or fewer Members, a Majority Vote, by their written consent may become a Member in the Company either by the issuance by the Company of Membership Interests for such consideration as Members holding a Majority Interest by their written consent shall determine, or as a transferee of a Member's Membership Interest or any portion thereof, subject to the terms and conditions of this Operating Agreement. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Members may, at their option, at the time a Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro-rata allocations of loss, income and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations promulgated thereunder."

9.	Exhibit A of the Agreement is deleted in its entirety and replaced with the following:

"	EXHIBIT A

MEMBERS OF THE COMPANY

Name Address	Ownership Interests	Voting Interests	Units Held
Jonathan Gutwein 2 Schoen Lane New Rochelle, NY 10804	50%	50%	2,500,000

Rona Mines Abish (a/k/a Rona Abish) 12 Elmridge Drive Scarsdale, NY 10583	18%	18%	900,000
Benjy Berger 167 Overlook Road New Rochelle, NY 10804	32%	32%	1,600,000
	100%	100%	5,000,000

10.   Miscellaneous.

a.   Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (including by facsimile) to the other parties hereto.

b.   Ratification. Except as amended hereby, the Agreement shall remain in full force and effect as previously executed, and each Member hereby ratifies the Agreement as amended hereby.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, have caused this Amendment to be duly executed and delivered as of the Effective Date.

DJ GYM WESTCHESTER, LLC

By: *jonathan gutwein*
Jonathan Gutwein
Its Member

By: [signature]
Rona Mines Abish
Its Member

By: [signature]
Benjy Berger
Its Member

MEMBERS:

jonathan gutwein
Jonathan Gutwein

[signature]
Rona Mines Abish

[signature]
Benjy Berger

EXHIBIT A
(AMENDED AND RESTATED OPERATING AGREEMENT OF DJ GYM
WESTCHESTER, LLC, DATED AS OF JANUARY 1, 2021)

AMENDED AND RESTATED OPERATING AGREEMENT

OF

DJ GYM WESTCHESTER, LLC

A NEW YORK LIMITED LIABILITY COMPANY

(Hereinafter the "Company")

As of January 1, 2021

ARTICLE I - DEFINITIONS

The following terms used in this Operating Agreement shall have the following meanings (unless otherwise expressly provided herein);

(a) "Articles of Organization" shall mean the Articles of Organization of the Company, as filed with the Department of the State of New York.

(b) "Capital Account" as of any given date shall mean the Capital Contribution to the Company by a Member as adjusted up to the date in question pursuant to Article VII.

(b-1) "Capital Contribution" shall mean any agreed contribution to the capital of the Company in cash, property or services by a Member, whenever made. "Initial Capital Contribution" shall mean the initial contribution to the capital of the Company pursuant to this Operating Agreement, as set forth in the Company's books and records.

(c) "Code" shall mean the Internal Revenue Code of 1986, as amended or corresponding provisions of subsequent superseding federal revenue laws.

(d) "New York Act" shall mean the New York Limited Liability Act or any act amendatory thereof or substituted therefor.

(e) "Company" shall refer to DJ Gym Westchester LLC.

(f) "Company Interest" shall mean with respect to each Member (but not any Economic Interest Owner, such Member's interest in the profits and losses of the Company as set forth on Exhibit A attached hereto.

(g) "Deficit Capital Account" shall mean, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the taxable year.

(h) "Distributable Cash" means all cash, revenues and funds received by the Company from Company operations, less the sum of the following, to the extent paid or set aside by the Company: (i) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (ii) all cash expenditures incurred incident to the normal operation of the Company's business; and (iii) such Reserves as the Members deem reasonably necessary to the proper operation of the Company's business.

(i) "Economic Interest" shall mean a Member's economic interest in the Company's Net Profits, Net Losses and distributions of the Company's assets pursuant to this Operating Agreement and the New York Act, but shall not include any right to participate in the management or affairs of the Company, including the right to vote on, consent to or otherwise participate in any decision of the Members.

(j) "Economic Interest Owner" shall mean the owner of an Economic Interest who is not a Member.

(k) "Entity" shall mean a general partnership, a limited partnership, a domestic or foreign limited liability company, a trust, an estate, an association, a corporation or any other legal or commercial entity.

(l) "Event of Dissociation" means an event that causes a person to cease to be a Member, as provided in Section 41 or other applicable Section or Sections of the New York Act.

(m) "Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.

(n) "Gifting Member" shall mean any Member or Economic Interest Owner who gifts, bequeaths or otherwise transfers for no consideration (by operation of law or otherwise, except with respect to bankruptcy) all or any part of his Membership Interest or Economic Interest.

(o) "Majority Interest" shall mean one or more Company Interests of Members which taken together exceed 50% of the aggregate of all Company Interests.

(p) "Member" shall mean each of the parties who executes a counterpart of this Operating Agreement as a Member and each of the parties who may hereafter become Members as permitted herein. If a Person is a Member immediately prior to the purchase or other acquisition by such Person of an Economic Interest, such Person shall have all the rights of a Member with respect to such purchased or otherwise acquired Membership Interest or Economic Interest, as the case may be.

(q) "Membership Interest" shall mean, a Member's entire interest in the Company including such Member's Economic Interest (of such Member is an Economic Interest Owner pursuant to a permitted transfer under this Agreement or the New York Act), such Member's Company Interest and the right to participate in the management of the business and affairs of the Company, including the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Operating Agreement or the New York Act.

(r) "Net Profits" and "Net Losses" shall mean the income, gain, loss, deductions and credits of the Company in the aggregate or separately stated, as appropriate, determined in accordance with the method of accounting selected by the Members at the close of each fiscal year on the Company's information tax return filed for federal income tax purposes.

(s) "Operating Agreement" shall mean this First Amended and Re-Stated Operating Agreement as originally executed and as amended from time to time.

(t) "Person" shall mean an individual or Entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

(u) "Reserves" shall mean, with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Members for capital expenditures, working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

(v) "<u>Selling Member</u>" shall mean any Member or Economic Interest Owner who sells, assigns, or otherwise transfers for consideration all or any portion of his Membership Interest or Economic Interest.

(w) "<u>Transferring Member</u>" shall collectively mean a Selling Member and a Gifting Member.

(x) "<u>Treasury Regulations</u>" shall include proposed, temporary and final regulations promulgated under the Code in effect as of the date of filing the Articles of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

(y) "<u>Majority Vote</u>" shall mean a vote of the respective Interests or a vote of the respective Members, as the case may be, in which the total percentage of the appropriate votes exceeds 50.0% of the aggregate actual Voting Interests or Members' votes, as the case may be. Only the votes of an eligible voter pursuant to this Agreement shall be included in determining a Majority Vote.

ARTICLE II - FORMATION OF COMPANY

<u>Section 2.1 – Formation.</u> The Company shall be deemed to have been formed and in existence upon the filing of its Articles of Organization with the Secretary of the State of New York.

<u>Section 2.2 – Amended and Restated Operating Agreement</u>. This Agreement amends and restates any and all prior operating agreements of the Company and is effective as of January 1, 2021. No prior operating agreement of the Company, whether oral or written, shall have any force or effect commencing as of January 1, 2021.

ARTICLE III - BUSINESS OF COMPANY

<u>Section 3.1 - Permitted Businesses</u>. The business of the Company shall be as set forth in its Articles of Organization and shall also include the purchase, management and operation of a fitness center, to operate under the trade name "Hydrogen Fitness", located in Hartsdale, New York (the "Business"), and actions ancillary to and in furtherance thereof. Notwithstanding the foregoing, the Company's business shall be limited to aforesaid Business, unless otherwise authorized in writing by a Majority Vote.

<u>Section 3.2 – Right of First Refusal</u>. The Company and the Members hereby grant to each other a right of first refusal in and to any and other opportunities to become involved in or with other fitness centers that are located within twenty (20) miles of the Company's Business located in Hartsdale, New York.

ARTICLE IV - MEMBERS

<u>Section 4.1 Names and Addresses of Members.</u> The names, addresses and Voting and Ownership Percentages of the Members are as set forth on Exhibit A attached hereto and incorporated herein by reference.

ARTICLE V - RIGHTS AND DUTIES OF MEMBERS

Section 5.1 – Management. The business and affairs of the Company shall be managed by its Members, who shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. Unless authorized to do so by this Operating Agreement or by written authorization of a Member or Members of the Company, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose.

Section 5.2 - Members Have No Exclusive Duty to Company. The Members shall not be required to manage the Company as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to the Company, so long as such Member does not compete with the Company.

Section 5.3- Bank Accounts. The Members may from time to time open bank accounts in the name of the Company, and the Members shall be the sole signatories thereon, unless the Members determine otherwise. Each Member having at least a 20% Interest shall have the authority to sign on all Company bank accounts, and only one signature shall be required on all checks and drafts. Checks in excess of $5,000.00 (other for pre-approved repetitive expenditures) shall require the approval of a Majority Vote made in writing (which shall include email).

Section 5.4 - Company Books. In accordance with Section 9.2 herein, the Members shall maintain and preserve, during the term of the Company, and for six (6) years thereafter, all accounts, books, and other relevant Company documents. Upon reasonable request, each Member and Economic Interest Owner shall have the right, during ordinary business hours, to inspect and copy such Company documents at the requesting Member's or Economic Interest Owner's expense.

Section 5.5 - Indemnity of Members. The Company shall indemnify the Members from and against any claim by any third party seeking monetary damages against such Member arising out of such Member's performance of his duties in good faith in accordance with the New York Act.

Section 5.6 - Compensation. The Members shall not receive compensation for their services, except to the extent that same is approved by a unanimous vote of the Members.

ARTICLE VI - RIGHTS AND OBLIGATIONS OF MEMBERS

Section 6.1 - Limitation of Liability. Each Member's liability shall be limited as set forth in this Operating Agreement, the New York Act and other applicable law.

Section 6.2 - List of Members. Upon the written request of any Member, the Company shall provide a list showing the names, addresses and Membership Interests and Economic Interests of all Members.

Section 6.3 - Priority and Return of Capital. Except as may be expressly provided in this Agreement, including as set forth in Section 7.4 hereinbelow, no Member or Economic Interest Owner shall have priority over any other Member or Economic Interest Owner, either as to the return of Capital

Contributions or as to Net Profits, Net Losses or distributions; provided that this Section shall not apply to repayment of loans (as distinguished from Capital Contributions) which a Member has made to the Company. No Member shall be returned any Capital if the Company is indebted to any Member for monies borrowed pursuant to a loan(s) to the Company. Notwithstanding the foregoing, until the Company has repaid all Member loans, losses shall be allocated among the Members on a pro rata basis, with each Member to receive an allocation equal to: the sum of (a) such Member's Capital (measured as of year-end), plus (b) such Member's loans receivable from the Company as of the year end, DIVIDED BY the sum of (x) all Members' Capital (measured as of year-end), plus (y) all Members' loans receivable from the Company as of yearend.

ARTICLE VII - CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

Section 7.1 - Members' Capital Contributions. Each Member shall have contributed and shall contribute such cash, property or services as agreed by the Members and set forth in the Company's books and records, as each such Member's respective share of the Company's Capital Contributions.

Section 7.2 - Additional Contributions. Except as set forth in Section 7.1, no Member shall be required to make any Capital Contribution. The Members may, by Majority Vote, determine from time to time that additional Capital Contributions are necessary or appropriate in connection with the conduct of the Company's business (including without limitation, expansion or diversification or to meet operating deficits). In such event, the Members shall have the obligation to contribute such additional Capital Contributions on a pro rata basis in accordance with their Company Interests as determined by a Majority Vote of the Members.

Section 7.3 - Capital Accounts.

(a) A separate Capital Account will be maintained for each Member. In general, each Member's Capital Account will be: (i) increased by (a) the amount of money contributed by such Member to the Company; (b) the agreed fair market value of property or services contributed by such Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); and (c) allocations to such Member of Net Profits and; (ii) decreased by (a) the amount of money distributed to such Member by the Company; (b) the fair market value of property distributed to such Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); and (c) allocations to the account of such Member of Net Losses. Capital Accounts will be maintained in accordance with the requirements of 704(b) of the Code and the Treasury Regulations promulgated thereunder.

(b) In the event of a permitted sale or exchange of a Membership Interest or an Economic Interest in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Membership Interest or Economic Interest in accordance with Section 1.701(b)(2)(iv) of the Treasury Regulations.

(c) Upon liquidation of the Company (or the Member's Membership Interest or Economic Interest Owner's Economic Interest), liquidating distributions will be made in accordance with the positive Capital Account balances of the Members and Economic Interest Owners, as determined after taking into account all Capital Account adjustments for the Company's taxable year during which the liquidation occurs. Liquidation proceeds will be paid within sixty days of the end of the taxable year (or, if later, within 120 days after the date of the liquidation). The Company may offset damages for breach of this Operating Agreement by a Member or Economic Interest Owner whose interest is liquidated (either upon the withdrawal of the Member or the liquidation of the Company) against the amount otherwise distributable to such Member.

(d) Except as otherwise required in the New York Act (and subject to Section 7.1 and 7.2), no Member or Economic Interest Owner shall have any liability to restore all or any portion of a deficit balance in such Member's or Economic Interest Owner's Capital Account.

ARTICLE VIII - ALLOCATIONS AND DISTRIBUTIONS

Section 8.1 - Allocation of Profits and Losses. The Net Profits and Net Losses of the Company for each Fiscal Year will be allocated to the Members in accordance with the percentage allocations set forth in Exhibit A attached hereto and in compliance with applicable tax law.

Section 8.2 - Distributions. Except as provided in Section 7.3(c), all distributions of cash or other property shall be made to the Members pro rata in proportion to the respective Company Interests of the Members on the record date of such distribution. No Member shall have the right to demand and receive property other than cash irrespective of the nature of his Capital Contribution. All amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member or Members pursuant to this Section 8.2.

Section 8.3 - Limitation Upon Distributions. No distribution shall be declared and paid unless, after the distribution is made, the assets of the Company are in excess of all liabilities of the Company, except liabilities to Members on account of their contributions.

Section 8.4 - Interest On and Return of Capital Contributions. No Member shall be entitled to interest on, or to the return of, such Member's Capital Contribution, except as otherwise specifically provided for herein.

Section 8.5 - Loans to Company. Nothing in this Operating Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company, which loans shall automatically be deemed to be personally and jointly and severally guaranteed by all Members in accordance with their Membership Interests (including the Membership Interests of the Member owed such sum(s) pursuant to such loan(s), and such loan(s) shall be deemed to be secured by all assets of the Company and the proceeds and products thereof.

Section 8.6 - No Right to Distribution. Anything in this Agreement or in the New York Act to the contrary notwithstanding, no Member shall be entitled to receive any distribution of money or other property in excess of $1.00 by reason of such person ceasing to be a Member, except (i) upon dissolution of the Company, or (ii) upon affirmative vote or written consent of Members, other than such former Member, holding a Majority Interest. Subject to Section 7.4 hereinabove, Members receiving Distributions shall be paid in accordance with their respective Ownership Percentages shown on Exhibit A, as same may be amended from time to time.

ARTICLE IX - ACCOUNTING, REPORTS

Section 9.1 - Accounting Period. The Company's accounting period shall be the calendar year.

Section 9.2 - Records, Audits and Reports. The Members shall maintain records and accounts of all operations and expenditures of the Company. At a minimum the Company shall keep at its principal place of business the records required to be so kept by the New York Act.

Section 9.3 - Returns and Other Elections. The Members shall cause the preparation and timely filing of all returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to all Members and Economic Interest Owners as soon as practical after the end of the Company's fiscal year but in any event prior to the date upon which Federal and State tax returns are required to be filed by Members.
All elections permitted to be made by the Company under federal or state laws shall be made by the Members in their sole discretion, provided that the Members shall make any tax election requested by Members holding a Majority Interest.

ARTICLE X - TRANSFERABILITY

Section 10.1 - General.

(a)   Except as otherwise set forth herein, without the consent required herein, neither a Member nor an Economic Interest Owner shall have the right to:

(i)   sell, assign, transfer, pledge, hypothecate, exchange or otherwise transfer for consideration, (collectively, "sell"), or

(ii)   gift, bequeath or otherwise transfer (whether or not for consideration and/or by operation of law, except in the case of bankruptcy)

all or any part of its Membership Interest or Economic Interest without the vote or written consent of Members holding a Majority Interest, not including the transferring Member.

(b)   Except as otherwise set forth herein, no Transfer of any Membership Interest shall be permitted without written approval of 100.0% of all Membership Interests.

Section 10.2 - Transferee Not Member in Absence of Consent of Holders of Majority

(a) Except as set forth in Section 10.2(c) hereinbelow, notwithstanding anything contained herein to the contrary (including, without limitation, this Section 10.2), if approval of a Transfer requires approval of the Members as otherwise provided herein, if Members holding a Majority Interest, including the Transferring Member, do not approve, by written consent, of the proposed sale or gift of the Transferring Member's Membership Interest or Economic Interest to a transferee or donee which is not a Member immediately prior to the sale or gift, then the proposed transferee or donee shall have no right to participate in the management of the business and affairs of the Company or to become a Member. The transferee or donee shall be merely an Economic Interest Owner. No transfer

8

of a Member's interest in the Company (including any transfer of the Economic Interest or any other transfer which has not been approved by written consent of the Members holding a Majority Interest, not including the Transferring Member) shall be effective unless and until written notice (including the name and address of the proposed transferee or donee and the date of such transfer) has been provided to the Company and the non-transferring Members.

(b) Upon and contemporaneously with any sale or gift of a Transferring Member's Economic Interest in the Company which does not at the same time transfer the balance of the rights associated with the Economic Interest transferred by the Transferring Member (including, without limitation, the rights of the Transferring Member to participate in the management of the business and affairs of the Company), the Company shall purchase from the Transferring Member, and the Transferring Member shall sell to the Company for a purchase price of $1,000.00, all remaining rights and interests retained by the Transferring Member which immediately prior to such sale or gift were associated with the transferred Economic Interest.

(c) Notwithstanding any other provision of this Agreement, the parties acknowledge that Rona Mines Abish (a/k/a/ Rona Abish ("Rona")) obtained a loan from Benjy Berger that facilitated Rona's contributions of capital to the Company contemplated herein and that if Rona fails to repay such loan in accordance with its terms, Benjy Berger shall have remedies that include ownership of Rona's interests hereunder. Notwithstanding any other provision of this Agreement, including Section 10.2(a) hereinabove, such loan and any remedies exercised by Benjy Berger thereunder shall be permitted hereunder, shall not constitute a default by any party to this Agreement, and, if Rona defaults on such loan, shall entitle Benjy Berger to exercise his remedies under such loan and become a member in Rona's place.

10.3 – Death of a Member.   Notwithstanding any other provision of this Agreement, in the event of a Member's death, the deceased Member's estate (an "Estate") shall succeed to the deceased Member's interest so long as the taxable status of the Company is not altered by such succession. If a Member was receiving salary for services rendered at the time of his death, such salary shall cease as of the Member's death. To the extent that the deceased Member was performing services at the time of his death, the Company may designate one or more other persons to perform such services, including the surviving Members, and may compensate those performing services as authorized by a Majority Vote.

Section 10.4-Sale of All or a Substantial Portion of the Company's Assets or All of the Company's Interests. At any time after six (6) months after the date hereof, upon a vote of fifty percent (50%) of the Membership Interests, if one or more members ("Selling Member") desire that the Company sell all or substantially all of the Company's assets, or all of the Company's Interests, to a third party pursuant to a bona fide offer to purchase, the following shall apply:

(a) The Selling Member shall submit a complete copy of the Offer to other Members (the "Other Members"), including the name of the proposed purchaser, the price and payment terms and all other terms and conditions of the third party offer (the "Offer").

(b) Each Other Member shall have the right for sixty (60) days from the receipt of the Offer to purchase on the terms and conditions set forth in the Offer a pro-rata portion of the Company's Assets in the proportion that the Percentage Interest of such Other Member bears to the Percentage Interests of all Other Members.

(c) In the event any Other Member does not exercise its option to purchase its portion of the Company's assets, each Other Member who has exercised such option shall have the right for an additional sixty (60) days to purchase his pro rata portion of the unpurchased Company's Assets in the proportion that such Other Member's Percentage Interest bears to the Percentage Interests of all Other Members exercising the option.

(d) If the Other Members agree to purchase all (but not less than all) of the Company's Assets, then the Selling Member and the Other Members shall close the purchase upon the terms and conditions of the Offer within sixty (60) days after the purchasers are determined (or, if later, the closing date set forth in the Offer).

(e) If the Other Members fail to consummate such purchase within the time period set forth above, then the Company shall consummate the sale pursuant to the terms of the Offer so long as (i) the purchaser is the proposed purchaser named in the Offer (or is an entity having at least 50% common ownership with such proposed purchaser, (ii) the price, payment and other terms are the same as those set forth in the Offer, and (iii) the closing occurs on or before the date set forth in the Offer or, if later, sixty (60) days after the Other Members have failed to agree to purchase all of the Company's Assets. In the alternative, the Other Members may purchase all of the Selling Member's Membership Interest in the manner described in Section 10.4 hereinabove, in lieu of purchasing all of the Company's Assets, so long as the consideration paid to the Selling Member is equal to the consideration that the Selling Member would receive under this Section 10.4.

(f) All parties shall pay their own respective legal fees in connection with effectuating the provisions of this Section 10.4, with Company responsible for paying legal fees in connection with drafting of any required purchase money notes and documents collateralizing such note(s).

Section 10.5-Termination of a Member: Except as otherwise set forth herein, the Termination of a Member may be effectuated only by (i) unanimous consent of the Members, (ii) Arbitration under the rules of the American Arbitration Association, (iii) the insanity or incompetence of a Member (iv) or a final judgment or decree by a court of competent jurisdiction.

ARTICLE XI - ADDITIONAL MEMBERS

From the date of the formation of the Company, any person or entity acceptable to Members holding (i) a Majority Interest, if the Company has more than 8 Members, or (ii) if the Company has eight or fewer Members, a Unanimous Interest, by their written consent may become a Member in the Company either by the issuance by the Company of Membership Interests for such consideration as Members holding a Majority Interest by their written consent shall determine, or as a transferee of a Member's Membership Interest or any portion thereof, subject to the terms and conditions of this Operating Agreement. No new Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Members may, at their option, at the time a Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro-rata allocations of loss, income and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE XII - DISSOLUTION

Section 12.1 - Dissolution

(a) The Company shall be dissolved and its affairs shall be wound up upon the happening of any of the first to occur of the following:

(i) at the time specified in its Articles of Organization;

(ii) written consent of Members holding at least a Majority Interest; or

(iii) an Event of Dissociation of a Member, unless there are at least two remaining Members and the business of the Company is continued by the written consent of remaining Members holding a Majority Interest within 90 days after the Event of Dissociation, and

(iv) entry of a decree of final dissolution under the New York Act.

The Members may, within the 60 days after the occurrence of an Event of Dissociation, consent, in writing, to continue the business of the Company.

(b) Notwithstanding anything to the contrary in this Operating Agreement, if a Member or Members owning Company Interests which in the aggregate constitute not less than two-thirds of the Company Interests vote or consent in writing to dissolve the Company, then all of the Members shall agree in writing to dissolve the Company as soon as possible (but in any event not more than 10 days) thereafter.

(c) As soon as possible following the occurrence of any of the events specified in this Section 12.1 effecting the dissolution of the Company, the Members shall proceed to wind up the Company's business in accordance with the New York Act.

(d) Except as expressly permitted in this Operating Agreement, a Member shall not voluntarily resign or take any other voluntary action which directly causes an Event of Dissociation. Unless otherwise approved in writing by Members owning a Majority Interest, a Member who resigns (a "Resigning Member") or whose Membership Interest is otherwise terminated by virtue of an Event of Dissociation, regardless of whether such Event of Dissociation was the result of a voluntary act by such Member, shall not be entitled to receive any distributions to which such Member would not have been entitled had such Member remained a Member. Except as otherwise expressly provided herein, a Resigning Member shall become an Economic Interest Owner. Damages for breach of this Section 12.1(d) shall be monetary damages only (and not specific performance), and such damages may be offset against distributions by the Company to which the Resigning Member would otherwise be entitled.

ARTICLE XIII - MISCELLANEOUS PROVISIONS

Section 13.1 - Notices. Any notice, demand, or communication required or permitted to be given by any provision of this Operating Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or to an executive officer of the party to whom the

11

same is directed or, if sent by registered or certified mail, postage and charges prepaid, addressed to the Member's and/or Company's address, as appropriate, which is set forth in this Operating Agreement. Except as otherwise provided herein, any such notice shall be deemed to be given three business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid.

Section 13.2 - Application of New York Law. This Operating Agreement and the application of or interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of New York, and specifically the New York Act.

Section 13.3 - Waiver of Action for Partition. Each Member and Economic Interest Owner irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

Section 13.4 - Amendments. This Operating Agreement may not be amended except by the written agreement of a Majority Vote of the Members.

Section 13.5 - Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

Section 13.6 - Construction. Whenever the singular number is used in this Operating Agreement and when required by the context, the same shall include plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

Section 13.7 - Headings. The headings in this Operating Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Operating Agreement or any provision hereof.

Section 13.8 - Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Operating Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Section 13.9 - Rights and Remedies Cumulative. The rights and remedies provided by this Operating Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

Section 13.10 - Severability. If any provision of this Operating Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

Section 13.11 - Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

Section 13.12 - Creditors. None of the provisions of this Operating Agreement shall be for the benefit of or enforceable by any creditors of the Company.

Section 13.13 - Counterparts. This Operating Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

Section 13.14 - Rule Against Perpetuities. The parties hereto intend that the Rule against Perpetuities (and any similar rule of law) not be applicable to any provisions of this Operating Agreement. However, notwithstanding anything to the contrary in this Operating Agreement, if any provision in this Operating Agreement would be invalid or unenforceable because of the Rule Against Perpetuities or any similar rule of law but for this Section 13.14, the parties hereto hereby agree that any future interest which is created pursuant to said provision shall cease if it is not vested within twenty-one years after the death of the survivor of the group composed of the initial Members who are individuals and their issue who are living on the date of this Operating Agreement and their issue, if any, who are living on the effective date of this Operating Agreement.

Section 13.15 - Entire Agreement. This instrument contains the entire agreement of the parties relating to the subject matter hereof and may not be changed, modified, extended or discharged orally, but only by agreement in writing, signed by the parties to be charged.

Section 13.16 – Arbitration. Any and all disputes hereunder shall be the subject of binding arbitration proceeding held in accordance with the rules of the American Arbitration Association, with the arbitration to be held in Westchester County, New York, except that the arbitration shall be conducted by one (1) arbitrator. The decision of such arbitrators shall be conclusive and binding upon all Members and shall not be subject to appeal. The Members shall pay their own legal fees and arbitration costs and shall equally pay the costs and fees of the arbitrator; provided, however, that the arbitrators shall have the power to rule that (i) the prevailing party's costs and reasonable legal fees shall be paid by the non-prevailing party and/or (ii) the non-prevailing party shall pay all or a portion of the costs and fees of the arbitrators. Factors to be considered by the arbitrators in determining whether costs and/or fees should be paid in such a different proportion shall include whether a Member breached any duties to the Company or other Member the Company or if a party acted in bad faith, in clear violation of this Agreement or applicable law, and/or with gross negligence and/or in an intentionally wrongful or malicious manner.

Section 13.17 No Drafter/Role of Legal Counsel. With respect to the drafting and negotiating of this Operating Agreement, the parties acknowledge and confirm that the law firm Goldman Gruder & Woods, LLC has represented the Company and Jonathan Gutwein only, and has in no way represented Rona or Benjy Berger, who each acknowledges and affirms that (a) he (respectively) has been advised to obtain the services of his own attorney with regard to the drafting and negotiating of this Agreement, (b) he (respectively) so engaged his own separate legal counsel, and (c) he waives any and all claims that there is a conflict of interest in Goldman Gruder & Woods, LLC's representation of both Jonathan Gutwein and the Company. Furthermore, all parties hereto acknowledge and confirm that they have had ample opportunity to negotiate the terms and provisions hereof, such that no party shall be deemed a drafter of this Agreement.

IN WITNESS WHEREOF, the undersigned members have hereunto set their hands or caused this instrument to be executed as of the 1st day of January, 2021. This Agreement may be executed in counterparts and delivered electronically.

_____
Jonathan Gutwein

_____
Rona Mines Abish a/k/a Rona Abish

_____
Benjy Berger

IN WITNESS WHEREOF, the undersigned members have hereunto set their hands or caused this instrument to be executed as of the date signed below.

_____

Name:
Title:
Address:

Email Address:

EXHIBIT A

MEMBERS OF THE COMPANY

Name and Address	Ownership Percentage	Voting Interest
Jonathan Gutwein 2 Schoen Lane New Rochelle, NY 10804	50%	50%
Rona Mines Abish (a/k/a Rona Abish) 12 Elmridge Drive Scarsdale, NY 10583	18%	18%
Benjy Berger 167 Overlook Road New Rochelle, NY 10804	32%	32%

EXHIBIT D

"Testing the Waters" Material



Company Name	Hydrogen Fitness
Logo	
Headline	Expensive gym look and feel, for 1/3 of the cost
Hero Image	
Tags	B2C, Fitness, Tech-free, Subscription, Startups, Coming soon

Pitch text

Summary

- Brand new premiere fitness facility—Hartsdale, NY & Lower Westchester, NY
- 750 members since opening
- 4.8/5 rating on Google and 75+ reviews, as of August 2021
- Annual and monthly memberships starting at $44.99
- Open 24 hours, every day, including holidays!
- Franchising planned for concept once 3 locations are live
- June 2021—first profitable month

Problem

Gyms aren't delivering what people need

Gyms aren't delivering what people need when it comes to lifestyle and exercise, particularly during COVID-19. More and more people are looking for an alternative fitness center that delivers in all areas—quality, cleanliness, dynamic classes, childcare, and options for fitness at all levels—without the high-end prices of most luxury gyms.

Solution

A new fitness concept

Hydrogen Fitness is a new fitness concept **designed for a COVID-19 environment** in the Hartsdale/Scarsdale area as well as Lower Westchester, NY. We offer the premium aspects of an Equinox environment—including classes, towel services, and childcare—for **1/3 of the cost**.

Each gym is equipped with **state-of-the-art equipment**, as well as **experienced instructors and personal trainers** that are available to members.



Conveniently Located

100+ Hours of Cleaning Every Week

Variety of Strength and Cardio Equipment

Locally Owned

Classes for Every Fitness Level

Low Monthly Membership Fee

Product

Hydrogen Fitness offers 40+ classes, personal training, and other benefits

Hydrogen Fitness allows clients to get back into their fitness routine with **brand new equipment**, **11K square feet of hygienic gym space**, and **immediate staff on hand**. Whether clients are after a clean gym with brand new equipment or amenities like **childcare** and **towel service**, Hydrogen Fitness accommodates a wide spectrum of possibilities.

Our gym offers a full range of **fitness options for all levels.** We'll offer **80+ classes a week** in the near future, including **Zumba, Yoga, Spin, Boxing Bootcamp, TRX, and more**. All of this is available 24 hours a day, every day of the year, including holidays!



24 Hour Access   ## 80+ Classes/ Week   ## Luxurious Ammenities

We also **offer an app** that provides class schedules, social media interaction, fitness goals, and in-club challenges. The app even syncs with many of the popular fitness tracking devices and fitness apps on the market.

Traction

First location saw 775 members during COVID

Hydrogen Fitness's first location in Hartsdale, NY opened on August 24th, 2020, and within **11 months we grew to 750 members— all during COVID**! We targeted Hartsdale due to the close proximity to the Metro North Train Station and Manhattan, plus its position in a high-income location with an **HHI of $250K**.

Customers

From fitness enthusiasts to beginners, you'll find a class you love

Our location is **perfect for commuters.** We are located across the street from the Metro North Train Station, which shuttles passengers to Midtown Manhattan in just 30 minutes or less. We also serve the retired population that surrounds our facility in the dense multi-family buildings that line the street.

One of our core tenements is **making fitness accessible to people of all ages, levels, and interests**. To facilitate this goal, we've hired **experienced instructors** who lead classes across **virtually all types of fitness**.

Our clients have praised our cleanliness and thorough approach— not only to their personal health, but also their personal safety. We have a **rating of 4.8/5 on Google** and 75+ reviews.

TESTIMONIALS



PINA BONAMICI



Brand new gym with state of the art equipment, the staff is amazing and friendly and great music playing all day.



SEAMUS OWENS



I'm very happy with the new gym. It has clean and new equipment. Easy to access with lots of options for a workout.



BRIDGET MCGOVERN



The gym is constantly being cleaned and disinfected whenever I am there, and the equipment is brand new and amazing!

Business Model

Annual or monthly memberships

Members can choose between monthly or annual memberships, and select one of the two plans listed below. All new membership agreements have a **$59.99 yearly maintenance fee** and a **$99.99 initiation fee**. There's a **$10 additional fee** for month-to-month

memberships that can be canceled at any time.


Annual Membership
$44.99/mo.
Annual Gold Membership
24 HOUR ACCESS
ACCESS TO FACILITY AND ALL MACHINERY
12 MONTH CONTRACT
JOIN NOW
$54.99/mo.
Annual Platinum Membership
24 HOUR ACCESS
ACCESS TO FACILITY AND ALL MACHINERY
UNLIMITED CLASSES PER WEEK
CHILDCARE
TOWEL SERVICE
12 MONTH CONTRACT
JOIN NOW

Market

Gyms generated $96.7B+ in 2020

The global gym industry serves more than **184M gym members**. In 2020, the global market grew to **$96.7B+**.

In the US, **membership fees comprise 60%+ of the overall health and fitness industry revenue**.

Competition

Offering premier gym luxuries at a lower cost

Hydrogen Fitness is competing with corporate gyms within the area on both ends of the expense spectrum—from Equinox at $180/month, to Planet Fitness at $9.99/month. Our competitive advantage is the **combination of premier luxuries** like **a plethora of class offerings, childcare, towel service,** and **extreme cleanliness**, at a much **lower cost** than any other club with similar amenities.



HYDROGEN FITNESS STACKS UP

Information as of 08/03/2021

	HYDROGEN FITNESS	NYSC	24 HOUR FITNESS	EQUINOX
PRICE (PER MONTH)	$44.99	$44.99	$46.99	$183.00
CLASSES (PER WEEK)	40+ (80 soon)	18	30	73
TOWEL SERVICE	Yes	Yes	No	Yes
24 HOURS	Yes	No	No	No

Vision

Franchising after 3 locations

Hydrogen Fitness plans to **open two new locations** in New Jersey and Southwest Connecticut. Once 3 locations are active, we plan to **begin franchising in January 2023**. This should allow us to get to **100 units by 2026** and should **generate significant franchising revenue**, overshadowing corporate location revenue.



FUTURE LOCATIONS
01
Northern New Jersey
- High Household Income
- Close proximity to NYC bound train station
- Little local competition & few 10k+ feet vacancies
02
Southwest Connecticut
- High Household Income
- Close proximity to NYC bound train station
- Little local competition & few 10k+ feet vacancies

Investors

Bootstrapped $1M+

Hydrogen Fitness has been **bootstrapped by its founder for $1.28M+ since inception**.

COVID-19 has produced excellent gym location options. We are looking to **add two additional locations** in high-end markets before we start franchising our concept. To accomplish this, we are **seeking $1M for our 2nd location** at a **$5M valuation**.


INVESTMENT OPPORTUNITY
Projections (includes forward looking statements)
Corporate Units
2500 members per location
Revenue $2 million (per unit)
Profit $800,000 (per unit)
Total profit $2.4 million
(3 locations)
Franchise Units
2500 members per location
Revenue $2 million (per unit)
Franchise fee 6% = $120,000 (per unit)
Franchise expenses $1.8 million
Total profit $10.2 million
(100 locations)
Total Corporate + Franchise Profits of $12.6 million by 2026
(at a 5x EBITDA this would equate to a $63 million valuation)

Founder

Entrepreneur & real estate investor with successful dietary supplement company

Jon Gutwein

Founder



My passion to improve people's health started with my supplement & vitamin company, and has now expanded to the fitness world with the successful launch of Hydrogen Fitness.

COVID 19 has reminded us how important it is to lead a healthy lifestyle. The vast majority of what ails us (and makes us more susceptible to worsened cases of COVID 19 and other illnesses) can be averted by diet and exercise, so I am pleased to be involved in businesses in both of these worlds.

Team

| Jonathan Gutwein | Founder |

| Andrew Pinon | General Manager |

Perks

$500	2 Personal Training Sessions
$1,000	1 Month Platinum Membership + 2 Personal Training Sessions
$2,500	6 Month Platinum Membership + 3 Personal Training Sessions
$5,000	1 Year Platinum Membership + 5 Personal Training Sessions
$10,000	Lifetime Platinum Membership + 10 Personal Training Sessions + Founder-led Tour of Hydrogen Fitness

FAQ

How many members do you have?	As of July 1, we have 750 members (not including short term student plans)
Are you profitable?	June 2021 marked our first profitable month.
How many locations do you have?	1 in Hartsdale, NY. We will be using this round of funding to add a second location.
How long will it take to launch the second location?	That depends. If it is an exsiting gym that went out of business it could take 6 months or less. If it is a blank space it could take 6-12 months.
What are your long term goals with the business?	We intend to add 2 more locations. Once we are at 3 locations our intentions are to start franchising. We will use the 3 corporate locations for models and training centers for the franchisees and as a testament to the strength of our concept.



Company Name	Hydrogen Fitness
Logo	
Headline	Expensive gym look and feel, for 1/3 of the cost
Hero Image	
Tags	B2C, Fitness, Tech-free, Subscription, Startups, Coming soon
Pitch text	**Summary** • Brand new premiere fitness facility—Hartsdale, NY & Lower Westchester, NY • 750 members since opening • 4.8/5 rating on Google and 75+ reviews, as of August 2021 • Annual and monthly memberships starting at $44.99 • Open 24 hours, every day, including holidays! • Franchising planned for concept once 3 locations are live • June 2021—first profitable month

Problem

Gyms aren't delivering what people need

Gyms aren't delivering what people need when it comes to lifestyle and exercise, particularly during COVID-19. More and more people are looking for an alternative fitness center that delivers in all areas—quality, cleanliness, dynamic classes, childcare, and options for fitness at all levels—without the high-end prices of most luxury gyms.

Solution

A new fitness concept

Hydrogen Fitness is a new fitness concept **designed for a COVID-19 environment** in the Hartsdale/Scarsdale area as well as Lower Westchester, NY. We offer the premium aspects of an Equinox environment—including classes, towel services, and childcare—for **1/3 of the cost**.

Each gym is equipped with **state-of-the-art equipment**, as well as **experienced instructors and personal trainers** that are available to members.



Conveniently Located

100+ Hours of Cleaning Every Week

Variety of Strength and Cardio Equipment

Locally Owned

Classes for Every Fitness Level

Low Monthly Membership Fee

Product

Hydrogen Fitness offers 40+ classes, personal training, and other benefits

Hydrogen Fitness allows clients to get back into their fitness routine with **brand new equipment**, **11K square feet of hygienic gym space**, and **immediate staff on hand**. Whether clients are after a clean gym with brand new equipment or amenities like **childcare** and **towel service**, Hydrogen Fitness accommodates a wide spectrum of possibilities.

Our gym offers a full range of **fitness options for all levels.** We'll offer **80+ classes a week** in the near future, including **Zumba, Yoga, Spin, Boxing Bootcamp, TRX, and more**. All of this is available 24 hours a day, every day of the year, including holidays!



24 Hour Access

80+ Classes/ Week

Luxurious Ammenities

We also **offer an app** that provides class schedules, social media interaction, fitness goals, and in-club challenges. The app even syncs with many of the popular fitness tracking devices and fitness apps on the market.

Traction

First location saw 775 members during COVID

Hydrogen Fitness's first location in Hartsdale, NY opened on August 24th, 2020, and within **11 months we grew to 750 members— all during COVID**! We targeted Hartsdale due to the close proximity to the Metro North Train Station and Manhattan, plus its position in a high-income location with an **HHI of $250K**.

Customers

From fitness enthusiasts to beginners, you'll find a class you love

Our location is **perfect for commuters.** We are located across the street from the Metro North Train Station, which shuttles passengers to Midtown Manhattan in just 30 minutes or less. We also serve the retired population that surrounds our facility in the dense multi-family buildings that line the street.

One of our core tenets is **making fitness accessible to people of all ages, levels, and interests**. To facilitate this goal, we've hired **experienced instructors** who lead classes across **virtually all types of fitness**.

Our clients have praised our cleanliness and thorough approach— not only to their personal health, but also their personal safety. We have a **rating of 4.8/5 on Google** and 75+ reviews.

TESTIMONIALS



PINA BONAMICI



Brand new gym with state of the art equipment, the staff is amazing and friendly and great music playing all day.



SEAMUS OWENS



I'm very happy with the new gym. It has clean and new equipment. Easy to access with lots of options for a workout.



BRIDGET MCGOVERN



The gym is constantly being cleaned and disinfected whenever I am there, and the equipment is brand new and amazing!

Business Model

Annual or monthly memberships

Members can choose between monthly or annual memberships, and select one of the two plans listed below. All new membership agreements have a **$59.99 yearly maintenance fee** and a **$99.99 initiation fee**. There's a **$10 additional fee** for month-to-month

memberships that can be canceled at any time.



Annual Membership

$44.99/mo.

Annual Gold Membership

- 24 HOUR ACCESS
- ACCESS TO FACILITY AND ALL MACHINERY
- 12 MONTH CONTRACT

JOIN NOW

$54.99/mo.

Annual Platinum Membership

- 24 HOUR ACCESS
- ACCESS TO FACILITY AND ALL MACHINERY
- UNLIMITED CLASSES PER WEEK
- CHILDCARE
- TOWEL SERVICE
- 12 MONTH CONTRACT

JOIN NOW

Market

Gyms generated $96.7B+ in 2020

The global gym industry serves more than **184M gym members**. In 2020, the global market grew to **$96.7B+**.

In the US, **membership fees comprise 60%+ of the overall health and fitness industry revenue**.

Competition

Offering premier gym luxuries at a lower cost

Hydrogen Fitness is competing with corporate gyms within the area on both ends of the expense spectrum—from Equinox at $180/month, to Planet Fitness at $9.99/month. Our competitive advantage is the **combination of premier luxuries** like **a plethora of class offerings, childcare, towel service,** and **extreme cleanliness**, at a much **lower cost** than any other club with similar amenities.



HYDROGEN FITNESS STACKS UP

Information as of 08/03/2021

	HYDROGEN FITNESS	NYSC	24 HOUR FITNESS	EQUINOX
PRICE (PER MONTH)	$44.99	$44.99	$46.99	$183.00
CLASSES (PER WEEK)	40+ (80 soon)	18	30	73
TOWEL SERVICE	Yes	Yes	No	Yes
24 HOURS	Yes	No	No	No

Vision

Franchising after 3 locations

Hydrogen Fitness plans to **open two new locations** in New Jersey and Southwest Connecticut. Once 3 locations are active, we plan to **begin franchising in January 2023**. This should allow us to get to **100 units by 2026** and should **generate significant franchising revenue**, overshadowing corporate location revenue.


FUTURE LOCATIONS
01
Northern New Jersey
- High Household Income
- Close proximity to NYC bound train station
- Little local competition & few 10k+ feet vacancies
02
Southwest Connecticut
- High Household Income
- Close proximity to NYC bound train station
- Little local competition & few 10k+ feet vacancies

Investors

Bootstrapped $1M+

Hydrogen Fitness has been **bootstrapped by its founder for $1.28M+ since inception**.

COVID-19 has produced excellent gym location options. We are looking to **add two additional locations** in high-end markets before we start franchising our concept. To accomplish this, we are **seeking $1M for our 2nd location** at a **$5M valuation**.


INVESTMENT OPPORTUNITY
Projections (includes forward looking statements)
Corporate Units
2500 members per location
Revenue $2 million (per unit)
Profit $800,000 (per unit)
Total profit $2.4 million
(3 locations)
Franchise Units
2500 members per location
Revenue $2 million (per unit)
Franchise fee 6% = $120,000 (per unit)
Franchise expenses $1.8 million
Total profit $10.2 million
(100 locations)
Total Corporate + Franchise Profits of $12.6 million by 2026
(at a 5x EBITDA this would equate to a $63 million valuation)

Founder

Entrepreneur & real estate investor with successful dietary supplement company

Jon Gutwein

Founder



My passion to improve people's health started with my supplement & vitamin company, and has now expanded to the fitness world with the successful launch of Hydrogen Fitness.

COVID 19 has reminded us how important it is to lead a healthy lifestyle. The vast majority of what ails us (and makes us more susceptible to worsened cases of COVID 19 and other illnesses) can be averted by diet and exercise, so I am pleased to be involved in businesses in both of these worlds.

Team

	Jonathan Gutwein	Founder
	Andrew Pinon	General Manager

Perks

$500	2 Personal Training Sessions
$1,000	1 Month Platinum Membership + 2 Personal Training Sessions
$2,500	6 Month Platinum Membership + 3 Personal Training Sessions
$5,000	1 Year Platinum Membership + 5 Personal Training Sessions
$10,000	Lifetime Platinum Membership + 10 Personal Training Sessions + Founder-led Tour of Hydrogen Fitness

FAQ

How many members do you have?	As of July 1, we have 750 members (not including short term student plans)
Are you profitable?	June 2021 marked our first profitable month.
How many locations do you have?	1 in Hartsdale, NY. We will be using this round of funding to add a second location.
How long will it take to launch the second location?	That depends. If it is an exsiting gym that went out of business it could take 6 months or less. If it is a blank space it could take 6-12 months.
What are your long term goals with the business?	We intend to add 2 more locations. Once we are at 3 locations our intentions are to start franchising. We will use the 3 corporate locations for models and training centers for the franchisees and as a testament to the strength of our concept.

From: Hydrogen Fitness Sales
Sent: Thursday, September 30, 2021 4:28 PM
To: Ingrid Wong <ingrid@republic.co>
Subject: here is the email we just sent our members. please add it to our page/form C

Subject: Invest In Hydrogen's Future Expansion

Dear Valued Member,

We are starting a public investment opportunity for you to become a part owner in Hydrogen Fitness. We will be raising funds on one of the largest fundraising sites; https://republic.co/ . By investing, you will become a real owner in the company, just like if you had created the company yourself. Click Here (https://republic.co/hydrogen-fitness) for all of the investment details, including valuation, company information, minimum investment and bonus perks.

Please read though the campaign page carefully as some investment thresholds may be entitled to additional bonus perks (that can be found on the right side of the page). We greatly appreciate you taking the time to look at our campaign. Please feel free to share this email with your friends and family who may be interested as well.

Sincerely,
Hydrogen Fitness

Reg CF Statement:
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

No Offering Type Known
With regard to communications by an issuer on the Site to gauge interest in a potential Securities offering in a yet to be determined exemption from the registration requirements of the Securities Act, including opportunities to "reserve" Securities as indications of interest in the potential offering, please note that pursuant to SEC Rule 241 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no sales will be made or commitments to purchase accepted until the issuer determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.


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hydrogen_fitness Want to own a piece of Hydrogen Fitness? Our fundraising expansion campaign is now live! Check it out https://republic.co/hydrogen-fitness

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